File Nos. 333-34741
                                                                   811-05200
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
     Pre-Effective Amendment No. 1                                       [X]
     Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
     Amendment No. 23                                                    [X]

                          (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT ONE
     __________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
     _______________________________________________
     (Name of Depositor)

     One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois        60181-4644
     ______________________________________________________        __________
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (800) 831-5433

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Services Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 523-1661

     Copies to:
          Judith A. Hasenauer            and   Frances S. Cook
          Blazzard, Grodd & Hasenauer, P.C.    First Vice President and
          P.O Box 5108                         Associate Counsel
          Westport, CT  06881                  Cova Financial Services
                                                 Life Insurance Company
          (203) 226-7866                       One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644



Approximate Date of Proposed Public Offering:
   As soon as practicable after the effective date of this Filing.

Title of Securities Being Registered:
   Individual Deferred Variable Annuity Contracts

==============================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               EXPLANATORY NOTE

==============================================================================

This Registration Statement contains two prospectuses (Version A and Version
B). The two versions are identical except for the funding options. These Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

==============================================================================



          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Profile

Item 4.   Condensed Financial Information  . . .   Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options



Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Fixed and Variable Annuity

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                               PART A - VERSION A


               PROFILE of the Fixed and Variable Annuity Contract

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ
THE PROSPECTUS CAREFULLY.

Cova Financial Services Life Insurance Company          _________________, 1997.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 37 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 37 investment  portfolios  which are listed in Section
4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money in up to 15 of the investment portfolios and the fixed account. (If you are participating in an asset allocation program, this limit may not apply.) You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds.

Currently, if you are not participating in an asset allocation program, you can only invest in 15 investment portfolios at any one time.

AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.:
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series
      MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMERFUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST:
      MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      Putnam VT Growth and Income Fund
      Putnam VT International Growth Fund
      Putnam VT International New Opportunities Fund
      Putnam VT New Value Fund
      Putnam VT Vista Fund


Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0-4% depending upon the state.

There are also investment charges which currently range from .205% to 1.50% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                    Examples:
                                                                                    Total Annual Expenses
                                                      Total Annual                  at end of:
                                  Total Annual        Portfolio     Total Annual    (1)        (2)
Portfolio                         Insurance Charges   Expenses      Expenses        1 Year     10 Years
---------                         -----------------   --------      --------        ------     --------
MANAGED A I M ADVISORS, INC.
AIM V.I. Capital Appreciation         1.50%              .73%         2.23%         $72.59      $254.10
AIM V.I. International Equity         1.50%              .96%         2.46%         $74.90      $277.23
AIM V.I. Value                        1.50%              .73%         2.23%         $72.59      $254.10

MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
Premier Growth                        1.50%              .95%         2.45%         $74.80      $276.23
Real Estate Investment                1.50%              .95%         2.45%         $74.80      $276.23

MANAGED BY NEWPORT FUND MANAGEMENT, INC.
Newport Tiger, Variable               1.50%             1.27%         2.77%         $78.00      $307.49

MANAGED BY CONNING ASSET MANAGEMENT COMPANY
Money Market                          1.50%             .205%         1.71%         $67.31      $199.08

MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
Small Cap Stock                       1.50%              .95%         2.48%         $74.80      $276.23
Large Cap Stock                       1.50%              .75%         2.25%         $72.80      $256.13
Select Equity                         1.50%              .85%         2.35%         $73.80      $266.24
International Equity                  1.50%              .95%         2.48%         $74.80      $276.23
Quality Bond                          1.50%              .65%         2.15%         $71.79      $245.92

MANAGED BY LORD, ABBETT & CO.
Bond Debenture                        1.50%              .85%         2.35%         $73.80      $266.24
Large Cap Research                    1.50%             1.10%         2.60%         $76.30      $291.02
Developing Growth                     1.50%             1.00%         2.50%         $75.30      $281.19
Mid Cap Value                         1.50%             1.10%         2.60%         $76.30      $291.02
Lord Abbett Growth & Income           1.50%              .75%         2.25%         $72.80      $256.13

MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
Kemper Small Cap Value                1.50%              .95%         2.45%         $74.80      $276.23

MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
Kemper Government Securities          1.50%              .66%         2.16%         $71.89      $246.95
Kemper Small Cap Growth               1.50%              .75%         2.25%         $72.80      $256.13

MANAGED BY LORD, ABBETT & CO.
Growth and Income                     1.50%              .59%         2.09%         $71.19      $239.74

MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS Emerging Growth                   1.50%             1.00%         2.50%         $75.30      $281.19
MFS Research                          1.50%             1.00%         2.50%         $75.30      $281.19
MFS Growth With Income                1.50%             1.00%         2.50%         $75.30      $281.19
MFS High Income                       1.50%             1.00%         2.50%         $75.30      $281.19
MFS World Governments                 1.50%             1.00%         2.50%         $75.30      $281.19
MFS/Foreign & Colonial Emerging
Markets Equity                        1.50%             1.50%         3.00%         $80.29      $______

MANAGED BY OPPENHEIMERFUNDS, INC.
Oppenheimer High Income               1.50%              .81%         2.31%         $73.40      $262.21
Oppenheimer Bond                      1.50%              .78%         2.28%         $73.10      $259.18
Oppenheimer Growth                    1.50%              .79%         2.29%         $73.20      $260.19
Oppenheimer Growth & Income           1.50%             1.00%         2.50%         $75.30      $281.19
Oppenheimer Strategic Bond            1.50%              .85%         2.35%         $73.80      $266.24

MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
Putnam VT Growth and Income           1.50%              .54%         2.04%         $70.69      $234.55
Putnam VT International Growth        1.50%              .98%         2.48%         $75.10      $279.21
Putnam VT International New
Opportunities                         1.50%             1.39%         2.89%         $79.19      $318.93
Putnam VT New Value                   1.50%              .83%         2.33%         $73.60      $264.23
Putnam VT Vista                       1.50%              .81%         2.31%         $73.40      $262.21

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio. The total return figures are based on historical data and are not intended to indicate future performance. As of the date of this Profile, the sale of the Contracts had not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your contract at the time the death benefit is to be paid, or 3) the value of your contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund during the free look period and will refund the greater of your original payment (less any withdrawals) or the value of your contract.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This Contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features are not available in all states and may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:


                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661



                                 THE  FIXED
                            AND  VARIABLE  ANNUITY
                                 ISSUED  BY
                     COVA  VARIABLE  ANNUITY  ACCOUNT  ONE
                                    AND
                          COVA  FINANCIAL  SERVICES
                          LIFE  INSURANCE  COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova).



The annuity contract has 38 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 37 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios. CURRENTLY, IF YOU ARE NOT PARTICIPATING IN AN ASSET ALLOCATION PROGRAM, YOU CAN ONLY INVEST IN 15 INVESTMENT PORTFOLIOS AT ANY ONE TIME.


AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.:
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series
      MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMERFUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST:
      MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      Putnam VT Growth and Income Fund
      Putnam VT International Growth Fund
      Putnam VT International New Opportunities Fund
      Putnam VT New Value Fund
      Putnam VT Vista Fund


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 831-5433 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

___________,  1997.


TABLE  OF  CONTENTS                                                       Page

   INDEX  OF  SPECIAL  TERMS

   FEE  TABLE

   EXAMPLES

1.  THE  ANNUITY  CONTRACT

2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

3.  PURCHASE
   Purchase  Payments
   Allocation  of  Purchase  Payments
   Accumulation  Units

4.  INVESTMENT  OPTIONS
   AIM Variable Insurance Funds, Inc.
   Alliance Variable Products Series Fund, Inc.
   Liberty Variable Investment Trust
   General American Capital Company
   Cova Series Trust
   Investors Fund Series
   Lord Abbett Series Fund, Inc.
   MFS Variable Insurance Trust
   Oppenheimer Variable Account Funds
   Putnam Variable Trust
   Transfers
   Dollar  Cost  Averaging  Program
   Automatic  Rebalancing  Program
   Approved  Asset  Allocation  Programs
   Voting  Rights
   Substitution

5.  EXPENSES
   Insurance  Charges
   Contract  Maintenance  Charge
   Withdrawal  Charge
   Reduction  or  Elimination  of  the
     Withdrawal  Charge
   Premium  Taxes
   Transfer  Fee
   Income  Taxes
   Investment  Portfolio  Expenses

6.  TAXES
   Annuity  Contracts  in  General
   Qualified  and  Non-Qualified  Contracts
   Withdrawals  -  Non-Qualified  Contracts
   Withdrawals  -  Qualified  Contracts
   Withdrawals  -  Tax-Sheltered  Annuities
   Diversification

7.  ACCESS  TO  YOUR  MONEY
   Systematic  Withdrawal  Program

8.  PERFORMANCE

9.  DEATH  BENEFIT
   Upon  Your  Death
   Death  of  Annuitant

10.OTHER  INFORMATION
   Cova
   The  Separate  Account
   Distributor
   Ownership
   Beneficiary
   Assignment
   Suspension  of  Payments  or  Transfers
   Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION

APPENDIX - PERFORMANCE INFORMATION

INDEX  OF  SPECIAL  TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                    PAGE
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral



COVA  VARIABLE  ANNUITY  ACCOUNT  ONE  FEE  TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below) 5%  of  purchase  payment  withdrawn


TRANSFER  FEE  (see Note  3  below)
      No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)    $30 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risk Premium              1.25%
Administrative Expense Charge                    .15%
                                                -----
TOTAL SEPARATE ACCOUNT
 ANNUAL EXPENSES                                1.40%


INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  an  investment  portfolio)



AIM VARIABLE INSURANCE FUNDS, INC.

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      .64%                      .09%                .73%
    AIM V.I. International Equity Fund      .75%                      .21%                .96%
    AIM V.I. Value Fund                     .64%                      .09%                .73%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)         reimbursement)*
                                            -----------          ---------------------  -----------------

Managed by Alliance Capital
Management L.P.

    Premier Growth Portfolio                  .72%                      .23%                   .95%
    Real Estate Investment Portfolio**          0%                      .95%                   .95%

*The expenses are net of voluntary reimbursements.  Expenses have been capped at .95% annually for each of the portfolios listed above.  The adviser to the Fund intends to continue such reimbursements for the foreseeable future.  Absent such reimbursement, the management fees would have been 1.00% and the other expenses would have been .23% for the Premier Growth Portfolio.  The estimated expenses for the Real
Estate Investment Portfolio, before reimbursement, are: .90% management fees and 5.10% for other expenses.

**Annualized.

LIBERTY VARIABLE INVESTMENT TRUST

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Newport Fund
Management Inc.

    Newport Tiger, Variable Series       .90%                     .37%                  1.27%


GENERAL AMERICAN CAPITAL COMPANY

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Conning Asset
Management Company

    Money Market Fund                     .205%                     .00%                  .205%

COVA SERIES TRUST

                                                                               Total Annual
                                                        Other Expenses         Portfolio
                                   Management           (after expense         (after expense
                                   Fees                  reimbursement)(1)     reimbursement)(1)
                                   -----------          ---------------------  -----------------

Managed by J.P. Morgan
Investment Management Inc.
  Select Equity Portfolio*                .75%                           .10%           .85%
  Small Cap Stock Portfolio*              .85%                           .10%           .95%
  International Equity Portfolio*         .85%                           .10%           .95%
  Quality Bond Portfolio*                 .55%                           .10%           .65%
  Large Cap Stock Portfolio*              .65%                           .10%           .75%

Managed by Lord, Abbett & Co.
  Bond Debenture Portfolio*               .75%                           .10%           .85%
  Mid Cap Value Portfolio**              1.00%                           .10%          1.10%
  Large Cap Research Portfolio**         1.00%                           .10%          1.10%
  Developing Growth Portfolio**           .90%                           .10%          1.00%
  Lord Abbett Growth and Income
     Portfolio**                          .65%                           .10%           .75%
---------------------------------  -----------           ---------------------  -------------

(1)  Since August 20, 1990, Cova has been reimbursing the investment portfolios of  Cova  Series Trust for all operating expenses (exclusive of the management fees)  in  excess  of  approximately  .10%.  Absent  the  expense reimbursement, the percentages shown  for  total annual  portfolio expenses (on an annualized basis)
for the year  or  period ended December 31, 1996 would have been 1.70% for the Select
Equity Portfolio, 2.68% for the  Small  Cap Stock Portfolio, 3.80% for the International
Equity Portfolio, 1.52% for  the  Quality  Bond Portfolio, 1.23% for the Large Cap Stock
Portfolio and 2.05%  for  the  Bond  Debenture  Portfolio.

*Annualized.  The Portfolio commenced regular investment operations on April 2, 1996.
**Estimated.  The Portfolio commenced regular investment operations on August 19, 1997.


INVESTORS FUND SERIES

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        -----------          ---------------------  --------------------

Managed by Zurich Kemper Value
Advisors, Inc.

    Kemper Small Cap Value Portfolio       .75%                     .20%(*)                .95%
Managed by Zurich Kemper
Investments, Inc.

    Kemper Government Securities Portfolio .55%                     .11%                    .66%
    Kemper Small Cap Growth Portfolio      .65%                     .10%                    .75%

*Estimated first year expenses


LORD ABBETT SERIES FUND, INC.


                                            Management   12b-1                          Total Annual
                                            Fees          Fees    Other Expenses        Portfolio Expenses
                                            ----------   -----    ---------------      -------------------

Managed by Lord, Abbett & Co.

    Growth and Income Portfolio*              .50%        .07%         .02%                 .59%

*The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus).  The 12b-1 plan provides that such remittances, in the aggregate, will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and
Income portfolio.  As of May 1, 1997, no payments had been made under the 12b-1 plan.  For the year ending December 31, 1997, the 12b-1 fees are estimated to be .07%.  The examples below for this
Portfolio reflect the estimated 12b-1 fees.

MFS VARIABLE INSURANCE TRUST

                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)*       reimbursement)*
                                            -----------          ---------------------  -------------------


Managed by Massachusetts Financial
Services Company

    MFS Emerging Growth Series                 .75%                     .25%                1.00%
    MFS Research Series                        .75%                     .25%                1.00%
    MFS Growth With Income Series              .75%                     .25%                1.00%
    MFS High Income Series                     .75%                     .25%                1.00%
    MFS World Governments Series               .75%                     .25%                1.00%
    MFS/Foreign & Colonial Emerging
     Markets Equity Series                    1.25%                     .25%                1.50%

*The adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, so that each Series' "Other Expenses" do not exceed .25% annually for each Series listed above.
Absent such reimbursement, "Total Annual Portfolio Expenses" would be: 1.16% for the MFS Emerging Growth
Series; 1.48% for the MFS Research Series; 2.07% for the MFS Growth With Income Series; 1.62% for the
MFS High Income Series; 2.03% for the MFS World Governments Series; and are estimated to be 1.73% for the MFS/Foreign & Colonial Emerging Markets Equity Series.

OPPENHEIMER VARIABLE ACCOUNT FUNDS


                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)        reimbursement)
                                            -----------          ---------------------  -------------------

Managed by OppenheimerFunds, Inc.

    Oppenheimer High Income Fund              .75%                     .06%                 .81%
    Oppenheimer Bond Fund                     .74%                     .04%                 .78%
    Oppenheimer Growth Fund*                  .75%                     .04%                 .79%
    Oppenheimer Growth & Income Fund          .75%                     .25%                1.00%
    Oppenheimer Strategic Bond Fund           .75%                     .10%                 .85%

*Total Annual Portfolio Expenses would have been .81% in the absence of a voluntary one-time fee reimbursement.

PUTNAM VARIABLE TRUST

                                            Management                                  Total Annual
                                            Fees                  Other Expenses        Portfolio Expenses
                                            ----                  --------------        ------------------
Managed by Putnam Investment
Management, Inc.

    Putnam VT Growth and Income Fund          .49%                     .05%                  .54%
    Putnam VT International Growth Fund       .80%                     .18%                  .98%*
    Putnam VT International New
      Opportunities Fund                     1.20%                     .19%                 1.39%*
    Putnam VT New Value Fund                  .70%                     .13%                  .83%*
    Putnam VT Vista Fund                      .65%                     .16%                  .81%*

*Estimated expenses for first full fiscal year.



EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)upon  surrender  at  the  end  of  each  time  period;
(b)if  the  contract  is  not  surrendered  or  is  annuitized.


                                               Time  Periods


                                            1 year     3 years
                                           ---------  ----------

AIM VARIABLE INSURANCE FUNDS, INC.

    Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      (a)$72.59  (a)$114.54
                                            (b)$22.59  (b)$ 69.54
    AIM V.I. International Equity Fund      (a)$74.90  (a)$121.47
                                            (b)$24.90  (b)$ 76.47
    AIM V.I. Value Fund                     (a)$72.59  (a)$114.54
                                            (b)$22.59  (b)$ 69.54

ALLIANCE VARIABLE PRODUCTS SERIES FUND,
INC.

    Managed by Alliance Capital
    Management L.P.

    Premier Growth Portfolio                (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Real Estate Investment Portfolio        (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17

LIBERTY VARIABLE INVESTMENT TRUST

   Managed by Newport Fund Management Inc.

   Newport Tiger, Variable Series           (a)$78.00  (a)$130.73
                                            (b)$28.00  (b)$ 85.73

GENERAL AMERICAN CAPITAL COMPANY

   Managed by Conning Asset Management
   Company

   Money Market Fund                        (a)$67.31  (a)$ 98.54
                                            (b)$17.31  (b)$ 53.54



COVA SERIES TRUST

    Managed by J.P. Morgan Investment
    Management Inc.

    Small Cap Stock Portfolio               (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Large Cap Stock Portfolio               (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15
    Select Equity Portfolio                 (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16
    International Equity Portfolio          (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Quality Bond Portfolio                  (a)$71.79  (a)$112.12
                                            (b)$21.79  (b)$ 67.12

    Managed by Lord, Abbett & Co.

    Bond Debenture Portfolio                (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16
    Large Cap Research Portfolio            (a)$76.30  (a)$125.66
                                            (b)$26.30  (b)$ 80.66
    Developing Growth Portfolio             (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    Mid Cap Value Portfolio                 (a)$76.30  (b)$125.66
                                            (b)$26.30  (b)$ 80.66
    Lord Abbett Growth & Income Portfolio   (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15

INVESTORS FUND SERIES

    Managed by Zurich Kemper Value Advisors, Inc.

    Kemper Small Cap Value Portfolio        (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Managed by Zurich Kemper Investments,
    Inc.

    Kemper Government Securities Portfolio  (a)$71.89  (a)$112.42
                                            (b)$21.89  (b)$ 67.42

    Kemper Small Cap Growth Portfolio       (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15

LORD ABBETT SERIES FUND, INC.

    Managed by Lord, Abbett & Co.

    Growth and Income Portfolio             (a)$71.19  (a)$110.30
                                            (b)$21.19  (b)$ 65.30


GENERAL AMERICAN CAPITAL COMPANY

    Managed by Conning Asset Management
      Company

    Money Market Fund                       (a)$67.31  (a)$ 98.54
                                            (b)$17.31  (b)$ 53.54

MFS VARIABLE INSURANCE TRUST

    Managed by Massachusetts Financial
    Services Company

    MFS Emerging Growth Series              (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS Research Series                     (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS Growth With Income Series           (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS High Income Series                  (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS World Governments Series            (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS/Foreign & Colonial Emerging
      Markets Equity Series                 (a)$80.29  (a)$137.54
                                            (b)$30.29  (b)$ 92.54

OPPENHEIMER VARIABLE ACCOUNT FUNDS

    Managed by Oppenheimer Funds, Inc.

    Oppenheimer High Income Fund            (a)$73.40  (a)$116.96
                                            (b)$23.40  (b)$ 71.96
    Oppenheimer Bond Fund                   (a)$73.10  (a)$116.05
                                            (b)$23.10  (b)$ 71.05
    Oppenheimer Growth Fund                 (a)$73.20  (a)$116.35
                                            (b)$23.20  (b)$ 71.35
    Oppenheimer Growth & Income Fund        (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    Oppenheimer Strategic Bond Fund         (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16

PUTNAM VARIABLE TRUST

    Managed by Putnam Investment Management, Inc.

    Putnam VT Growth and Income Fund        (a)$70.69  (a)$108.78
                                            (b)$20.69  (b)$ 63.78
    Putnam VT International Growth Fund     (a)$75.10  (a)$122.07
                                            (b)$25.10  (b)$ 77.07
    Putnam VT International New
      Opportunities Fund                    (a)$79.19  (a)$134.29
                                            (b)$29.19  (b)$ 89.29
    Putnam VT New Value Fund                (a)$73.60  (a)$117.56
                                            (b)$23.60  (b)$ 72.56
    Putnam VT Vista Fund                    (a)$73.40  (a)$116.96
                                            (b)$23.40  (b)$ 71.96


EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or Approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.    The  assumed  average  contract  size  is  $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



1.    THE  ANNUITY  CONTRACT

This  Prospectus  describes the Fixed and Variable Annuity Contract offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The Contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.


The contract is called a variable annuity because you can choose among 37 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in
Section  10  -  Other  Information.


2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment ($2,000 if the contract is issued in Massachusetts or Texas). In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month ($20 in Texas), Cova has the right to change the frequency of payments so that your annuity payments are at least $100 ($20 in Texas).


3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Fund of General American Capital Company for 15 days after we allocate your first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every  day  we  determine  the  value  of an accumulation unit for each of the investment  portfolios.  We  do  this  by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.    dividing  this  amount  by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide
$5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.


4.    INVESTMENT  OPTIONS

The contract offers 37 investment portfolios which are listed below. Currently, if you are not participating in an asset allocation program, you can invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.


AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     AIM V.I. Capital Appreciation Fund
     AIM V.I. International Equity Fund
     AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Premier Growth Portfolio
     Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST

Liberty Variable Investment Trust is a mutual fund with multiple portfolios. Keyport Advisory Services Corp. (KASC) is the investment manager to the Trust. KASC has engaged Newport Fund Management, Inc. as sub-adviser to provide investment advice for the Newport Tiger, Variable Series. The following portfolio is available under the contract:

Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia).

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following portfolios are available under the contract:

     J.P. Morgan Investment Management Inc. is the sub-adviser to the following portfolios:

     Small Cap Stock Portfolio
     Large Cap Stock Portfolio
     Select Equity Portfolio
     International Equity Portfolio
     Quality Bond Portfolio

     Lord, Abbett & Co. is the sub-adviser to the following portfolios:

     Bond Debenture Portfolio
     Large Cap Research Portfolio
     Developing Growth Portfolio
     Mid Cap Value Portfolio
     Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES

Investors Fund Series is a mutual fund with multiple portfolios. Zurich Kemper Investments, Inc. (ZKI) is the investment adviser for the Kemper Government Securities Portfolio and the Kemper Small Cap Growth Portfolio. Zurich Kemper Value Advisors, Inc., a wholly owned subsidiary of ZKI, is the investment adviser for the Kemper Small Cap Value Portfolio.
The following portfolios are available under the contract:

     Kemper Small Cap Value Portfolio
     Kemper Government Securities Portfolio
     Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. The following portfolio is available under the contract:

     Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST

MFS Variable Insurance Trust is a mutual fund with multiple portfolios. Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

     MFS Emerging Growth Series
     MFS Research Series
     MFS Growth With Income Series
     MFS High Income Series
     MFS World Governments Series
     MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Variable Account Funds is a mutual fund with multiple portfolios. OppenheimerFunds, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Oppenheimer High Income Fund
     Oppenheimer Bond Fund
     Oppenheimer Growth Fund
     Oppenheimer Growth & Income Fund
     Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Putnam VT Growth and Income Fund
     Putnam VT International Growth Fund
     Putnam VT International New Opportunities Fund
     Putnam VT New Value Fund
     Putnam VT Vista Fund (a stock portfolio)


TRANSFERS
You can transfer money among the fixed account and the 37 investment portfolios.

TRANSFERS  DURING  THE  ACCUMULATION  PHASE.
You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.  Your request for transfer must clearly state how much the transfer is for.

3.  You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for participating in the Dollar Cost Averaging Program.


If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations.
Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when Cova becomes aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS
Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION
Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.


5.    EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES
Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE  EXPENSE  CHARGE.  This charge is equal, on an annual basis, to
 .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE
During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. (In South Carolina, the charge is the lesser of $30 or 2% of the value of the contract.) This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE
During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver. This provision is not available in all states.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE
Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE
You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES
Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES
There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.


6.    TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL
Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS
If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS
If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS
The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES
The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION
The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.


7.    ACCESS  TO  YOUR  MONEY

You  can  have  access  to  the  money  in  your  contract:
(1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM

If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

8.    PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the investment portfolio expenses. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease.
Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and the investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios or Separate Account, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and results shown are not necessarily representative of future results.

9.    DEATH  BENEFIT

UPON  YOUR  DEATH
If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT
If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.


10.    OTHER  INFORMATION

COVA
Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

THE  SEPARATE  ACCOUNT
Cova has established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR
Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.75% of purchase payments but, under certain circumstances, may be paid an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP
OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY
The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT
You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS
Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS
The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.

TABLE  OF  CONTENTS  OF  THE
STATEMENT  OF  ADDITIONAL  INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements


                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 - EXISTING PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the Separate Account has invested in certain portfolios for some time and has an investment performance history. In order to show how the historical performance of the Separate Account affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the Separate Account and portfolios and is for the periods shown. The chart below shows the investment performance of the Separate Account and portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the Separate Account for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column   A                    Column B                     Column C
                                               Portfolio Performance         Accumulation                 Unit Performance
                                               --------------------------    -----------------------      ------------------------
                          Separate Account
                          Inception Date                     Since                          Since                         Since
Portfolio                 in Portfolio          1 yr  5 yrs  Inception        1 yr   5 yrs  Inception      1 yr   5 yrs   Inception
---------                 -----------------     -------------------------     -----------------------      ------------------------

COVA SERIES TRUST

Small Cap Stock              5/1/96            31.34%  --    22.38%           29.94%  --    20.98%         24.75%  --     17.80%

Large Cap Stock              5/1/96            41.52%  --    32.07%           40.12%  --    30.67%         34.92%  --     27.57%

Select Equity                5/1/96            42.02%  --    28.68%           40.62%  --    27.28%         35.42%  --     24.16%

International Equity         5/1/96            18.21%  --    14.08%           16.81%  --    12.68%         11.64%  --      9.43%

Quality Bond                 5/1/96             9.02%  --     8.28%            7.62%  --     6.88%          2.47%  --      3.58%

Bond Debenture               5/1/96            18.18%  --    18.65%           16.78%  --    17.25%         11.60%  --     14.04%

Mid-Cap Value                8/19/97             --    --    37.91%             --    --    36.51%           --    --     31.41%

Large Cap Research           8/19/97             --    --     3.59%             --    --     2.19%           --    --     2.91)%

Developing Growth            8/19/97             --    --   103.61%             --    --   102.21%           --    --     97.11%


GENERAL AMERICAN
CAPITAL COMPANY

Money Market                 6/3/96             5.56%  --     5.54%            4.16%  --     4.14%        (0.98)%  --      0.57%

LORD ABBETT SERIES
FUND, INC.

Growth and Income           12/11/89          33.52% 19.30%  16.96%           32.12% 17.90% 15.56%         26.69% 16.97%  14.93%


PART 2 - NEW PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for some time and have an investment performance history. In order to show how the historical performance of the portfolios affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                Column B                Column C
                                           Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                            Portfolio               10 yrs or               10 yrs or               10 yrs or
                            Inception               since                   since                   since
Portfolio                     Date     1 yr  5 yrs  inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------          ------------ ----------------------  ----------------------  ----------------------

AIM VARIABLE INSURANCE
FUNDS, INC.
AIM V.I. Capital            5/5/93     25.01%  --    22.19%     23.61%  --    20.79%    18.51% --     16.19%
Appreciation
AIM V.I. International      5/5/93     22.53%  --    15.73%     21.13%  --    14.33%    16.03% --      9.73%
Equity
AIM V.I. Value              5/5/93     34.08%  --    21.43%     32.68%  --    20.03%    27.58% --     15.43%

ALLIANCE VARIABLE PRODUCTS
SERIES FUND, INC.
Premier Growth              6/26/92    49.83% 23.61% 23.06%     48.43% 22.21% 21.66%    43.33% 17.61% 21.56%
Real Estate Investment      1/9/97      --     --    31.75%       --     --   30.35%      --     --   25.75%

LIBERTY VARIABLE INVESTMENT
TRUST
Newport Tiger, Variable
Series                      5/1/95     (5.11)%  --    6.62%     (6.51)% --     5.22%    (11.61)% --    0.62%


INVESTORS FUND SERIES
Kemper Small Cap Value      5/1/96     35.63%   --   19.88%     34.23%   --   18.48%    29.13%   --   13.88%
Kemper Government
Securities                  9/3/87      9.33%  6.16%  7.77%      7.93%  4.76%  6.37%     2.83%  0.16%  6.27%
Kemper Small Cap Growth     5/2/94     37.10%   --   28.28%     35.70%   --   26.88%    30.60%   --   22.28%

MFS VARIABLE INSURANCE TRUST
MFS Emerging Growth         7/24/95    23.87%   --   28.49%     22.47%   --   27.09%    17.37%   --   22.49%
MFS Research                7/26/95    28.99%   --   26.18%     27.59%   --   24.78%    22.49%   --   20.18%
MFS Growth with Income      10/9/95    33.88%   --   29.23%     32.48%   --   27.83%    27.38%   --   23.23%
MFS High Income             7/26/95    14.74%   --   13.24%     13.34%   --   11.84%     8.24%   --    7.24%
MFS World Governments       6/14/94     2.06%   --    5.58%      0.66%   --    4.18%   (4.44)%   --  (0.42)%


OPPENHEIMER VARIABLE ACCOUNT
FUNDS
Oppenheimer High Income     4/30/86    14.94% 13.60% 13.84%     13.54% 12.20% 12.44%    8.44%   7.60% 12.34%
Oppenheimer Bond            4/3/85      9.43%  7.66%  9.60%      8.03%  6.26%  8.20%    2.93%   1.66%  8.10%
Oppenheimer Growth          4/3/85     36.89% 22.27% 13.85%     35.49% 20.87% 12.45%   30.39%  16.27% 12.35%
Oppenheimer Growth & Income 7/5/95     38.08%  --    40.56%     36.68%   --   39.16%   31.58%    --   34.56%
Oppenheimer Strategic Bond  5/3/93     11.32%  --     7.81%      9.92%   --    6.41%    4.82%    --    1.81%

PUTNAM VARIABLE TRUST
Putnam VT Growth and Income 2/1/88     33.94% 19.07% 17.06%     32.54% 17.67% 15.66%   27.44% 13.07%  15.56%

Putnam VT New Value         1/2/97       --    --    29.63%       --     --   28.23%     --     --    23.63%
Putnam VT Vista             1/2/97       --    --    31.52%       --     --   30.12%     --     --    25.52%
Putnam VT International
   Growth                   1/2/97       --    --    29.90%       --     --   28.50%     --     --    23.90%
Putnam VT International New
   Opportunities            1/2/97       --    --    13.06%       --     --   11.66%      --    --     7.06%



================================================================================
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated __________, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                         State               Zip Code

CL-___(_/97)                                                       COVA VA

================================================================================

                                   PART A - VERSION B


Cova Financial Services Life Insurance Company                _____, 1997



               PROFILE of the Fixed and Variable Annuity Contract

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 5 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 5 investment  portfolios  which are listed in
Section 4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money into any or all of the investment portfolios and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

Managed by Frank Russell        Managed by Conning Asset
Investment Management Company      Management Company
   Multi-Style Equity              Money Market
   Aggressive Equity
   Non-U.S.
   Core Bond

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0%-4% depending upon the state.

There are also investment charges which currently range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                                           Examples:
                                                                                                           Total Annual
                                            Total Annual          Total Annual        Total                Expenses At End of:
                                            Insurance             Portfolio           Annual               (1)           (2)
Portfolio                                   Charges               Expenses            Expenses             1 Year        10 Years
---------------------                       -------------         -------------       -------------        ------        --------

Managed by Frank Russell Investment
Management Company
 Multi-Style Equity                         1.50%                 0.92%               2.42%                $74.50        $273.25
 Aggressive Equity                          1.50%                 1.25%               2.75%                $77.80        $305.57
 Non-U.S.                                   1.50%                 1.30%               2.80%                $78.30        $310.37
 Core Bond                                  1.50%                 0.80%               2.30%                $73.30        $261.20

Managed by Conning Asset
 Management Company
 Money Market                               1.50%                 0.205%              1.71%                $67.31        $199.08

The charges reflect any expense reimbursement or fee waiver. For more detailed information, see the Fee Table in the Prospectus for the Contract.

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio. The total return figures are based on historical data and are not intended to indicate future performance. As of the date of this Profile, the sale of the Contracts had not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your Contract at the time the death benefit is to be paid, or 3) the value of your Contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund of General American Capital Company during the free look period and will refund the greater of your original payment (less any withdrawals) or the value of your contract.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This Contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features are not available in all states and may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661





                                 THE  FIXED
                            AND  VARIABLE  ANNUITY
                                 ISSUED  BY
                     COVA  VARIABLE  ANNUITY  ACCOUNT  ONE
                                    AND
                          COVA  FINANCIAL  SERVICES
                          LIFE  INSURANCE  COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Services Life Insurance Company (Cova).

The annuity contract has 6 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 5 investment portfolios listed below. The 5 investment portfolios are part of the Russell Insurance Funds or General American Capital Company. You can put your money in the fixed account and/or any of these investment portfolios.


RUSSELL INSURANCE FUNDS

      Managed by Frank Russell Investment Management Company
            Multi-Style Equity
            Aggressive Equity
            Non-U.S.
            Core Bond


GENERAL AMERICAN CAPITAL COMPANY

      Managed by Conning Asset Management Company
            Money  Market

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800)
831-5433 or write us at: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

______,  1997.


TABLE  OF  CONTENTS                                                       Page

   INDEX  OF  SPECIAL  TERMS

   FEE  TABLE

   EXAMPLES

1.  THE  ANNUITY  CONTRACT

2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

3.  PURCHASE
   Purchase  Payments
   Allocation  of  Purchase  Payments
   Accumulation  Units

4.  INVESTMENT  OPTIONS
   Russell Insurance Funds
   General American Capital Company
   Transfers
   Dollar  Cost  Averaging  Program
   Automatic  Rebalancing  Program
   Approved  Asset  Allocation  Programs
   Voting  Rights
   Substitution

5.  EXPENSES
   Insurance  Charges
   Contract  Maintenance  Charge
   Withdrawal  Charge
   Reduction  or  Elimination  of  the
     Withdrawal  Charge
   Premium  Taxes
   Transfer  Fee
   Income  Taxes
   Investment  Portfolio  Expenses

6.  TAXES
   Annuity  Contracts  in  General
   Qualified  and  Non-Qualified  Contracts
   Withdrawals  -  Non-Qualified  Contracts
   Withdrawals  -  Qualified  Contracts
   Withdrawals  -  Tax-Sheltered  Annuities
   Diversification

7.  ACCESS  TO  YOUR  MONEY
   Systematic  Withdrawal  Program

8.  PERFORMANCE

9.  DEATH  BENEFIT
   Upon  Your  Death
   Death  of  Annuitant

10.OTHER  INFORMATION
   Cova
   The  Separate  Account
   Distributor
   Ownership
   Beneficiary
   Assignment
   Suspension  of  Payments  or  Transfers
   Financial  Statements

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION

APPENDIX - PERFORMANCE INFORMATION



INDEX  OF  SPECIAL  TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                    PAGE
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral

COVA  VARIABLE  ANNUITY  ACCOUNT  ONE  FEE  TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below)      5%  of  purchase  payment  withdrawn

TRANSFER  FEE  (see Note  3  below)
      No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)  $30 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risk Premium              1.25%
Administrative Expense Charge                    .15%
                                                -----
TOTAL SEPARATE ACCOUNT
 ANNUAL EXPENSES                                1.40%


INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  an  investment  portfolio)
                                    Management Fees     Other Expenses (after   Total Annual
                                   (after fee waiver)*  expense reimbursement)* Portfolio Expenses
                                   -------------------  ----------------------  -------------------
RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management Company
  Multi-Style Equity                      .22%                           .70%            .92%
  Aggressive Equity                       .26%                           .99%           1.25%
  Non-U.S.                                  0%                           1.30           1.30%
  Core Bond                                 0%                           .80%            .80%


*The manager has voluntarily agreed to waive a portion of the management fee, up to the full amount of the fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual
Portfolio Expenses." Additionally, the manager has voluntarily agreed to reimburse the Fund for all remaining expenses after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Portfolio Expenses".
Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.68% for the Multi-Style Equity Fund; .95% and 2.31% for the Aggressive Equity Fund; .95% and 5.31% for the Non-U.S. Fund;
and .60% and 2.36% for the Core Bond Fund.


GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company
  Money Market                            .205%                             0%           .205%

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)upon  surrender  at  the  end  of  each  time  period;
(b)if  the  contract  is  not  surrendered  or  is  annuitized.


                                        Time  Periods

                                      1 year     3 years
                                   ---------  ----------

RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management
Company


Multi-Style Equity                 (a)$74.50  (a)$120.27
                                   (b)$24.50  (b)$ 75.27
Aggressive Equity                  (a)$77.80  (b)$130.14
                                   (b)$27.80  (b)$ 85.14
Non-U.S.                           (a)$78.30  (a)$131.62
                                   (b)$28.30  (b)$ 86.62
Core Bond                          (a)$73.30  (a)$116.65
                                   (b)$23.30  (b)$ 71.65


GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company

Money Market                       (a)$67.31  (a)$ 98.54
                                       (b)$17.31  (b)$ 53.54

EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or Approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.    The  assumed  average  contract  size  is  $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


1.    THE  ANNUITY  CONTRACT

This  Prospectus  describes the Fixed and Variable Annuity Contract offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The Contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 5 investment portfolios, and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in
Section  10  -  Other  Information.


2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66-2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment ($2,000 if the contract is issued in Massachusetts or Texas). In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month ($20 in Texas), Cova has the right to change the frequency of payments so that your annuity payments are at least $100 ($20 in Texas).


3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Fund of General American Capital Company for 15 days after we allocate your first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every  day  we  determine  the  value  of an accumulation unit for each of the investment  portfolios.  We  do  this  by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.    dividing  this  amount  by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Multi-Style Equity Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Multi-Style Equity Fund is $13.90. We then divide
$5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Multi-Style Equity Fund.

4.    INVESTMENT  OPTIONS

The Contract offers 5 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

RUSSELL INSURANCE FUNDS

Russell Insurance Funds is managed by Frank Russell Investment Management Company. Russell Insurance Funds is a mutual fund with four portfolios, each with its own investment objective. The following portfolios are available under the contract:

     Multi-Style Equity Fund
     Aggressive Equity Fund
     Non-U.S. Fund
     Core Bond Fund

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

TRANSFERS
You can transfer money among the fixed account and the 5 investment portfolios.

TRANSFERS  DURING  THE  ACCUMULATION  PHASE.
You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.  Your request for transfer must clearly state how much the transfer is for.

3.   You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for participating in the Dollar Cost Averaging Program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Core Bond Fund and 60% to be in the Multi-Style Equity Fund. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Core Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Core Bond Fund to bring its value back to 40% and use the money to buy more units in the Multi-Style Equity Fund to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations.
Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when Cova becomes aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS
Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION
Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.


5.    EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES
Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE  EXPENSE  CHARGE.  This charge is equal, on an annual basis, to
 .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE
During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. (In South Carolina, the charge is the lesser of $30 or 2% of the value of the contract.) This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE
During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver. This provision is not available in all states.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE
Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES
Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE
You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES
Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES
There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.


6.    TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL
Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS
If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS
If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59-1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS
The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES
The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION
The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.


7.    ACCESS  TO  YOUR  MONEY

You  can  have  access  to  the  money  in  your  contract:
(1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM
If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

8.    PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and the expenses of the investment portfolio.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios or Separate Account, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and results shown are not necessarily representative of future results.

9.    DEATH  BENEFIT

UPON  YOUR  DEATH
If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.  The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT
If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.


10.    OTHER  INFORMATION

COVA
Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

THE  SEPARATE  ACCOUNT
Cova has established a separate account, Cova Variable Annuity Account One (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under Missouri insurance law on February 24, 1987. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR
Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.75% of purchase payments but, under certain circumstances, may be paid an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP
OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY
The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT
You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS
Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or Cova cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS
The consolidated financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.


TABLE  OF  CONTENTS  OF  THE
STATEMENT  OF  ADDITIONAL  INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements


                                      APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 - EXISTING PORTFOLIO IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the Separate Account has invested in the Money Market Fund of General American Capital Company for some time and has an investment performance history. In order to show how the historical performance of the Separate Account affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the Separate Account and the Money Market Fund and is for the periods shown. The chart below shows the investment performance of the Separate Account and the Money Market Fund and the accumulation units performance calculated by assuming that the contracts were invested in the Separate Account for the same periods.

The performance figures in Column A reflect the fees and expenses paid by the portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of the portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of the portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                                   Column A                Column B            Column C
                                                   Portfolio Performance   Accumulation        Unit Performance
                                                   ---------------------   ------------        ----------------
                          Separate Account
                          Inception Date            1      Since            1       Since       1      Since
Portfolio                 in Portfolio              Year   Inception        Year    Inception   Year   Inception
---------                 -----------------         ----------------      -----------------   ------------------

GENERAL AMERICAN
CAPITAL COMPANY

Money Market                6/3/96                5.56%     5.54%         4.16%    4.14%       (0.98)% 0.57%


PART 2 - NEW PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the portfolios of Russell Insurance Funds have been existence for some time and have an investment performance history. In order to show how the historical performance of the portfolios affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                Column B                Column C
                                          Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                            Portfolio               10 yrs or               10 yrs or               10 yrs or
                            Inception               since                   since                   since
Portfolio                     Date      1 yr  5 yrs inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------          ------------ ----------------------  ----------------------  ----------------------

RUSSELL INSURANCE FUNDS

Multi-Style Equity          1/2/97      --   --    37.36%       --    --    35.96%      --    --    31.36%

Aggressive Equity           1/2/97      --   --    47.64%       --    --    46.24%      --    --    41.64%

Non-U.S.                    1/2/97      --   --    11.58%       --    --    10.18%      --    --     5.58%

Core Bond                   1/2/97    8.94%  --     8.94%     7.54%   --     7.54%     2.44%  --     2.94%





---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Services Life Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated ______, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                         State               Zip Code

CL-___(_/97)                                                       COVA VA


                                       PART B


                       STATEMENT OF ADDITIONAL INFORMATION

             INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                        COVA VARIABLE ANNUITY ACCOUNT ONE

                                       AND

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______, 1997, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, (800) 831-5433.

     THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____, 1997.


                              TABLE OF CONTENTS



Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION
Reduction or Elimination of the Withdrawal Charge

PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS




                                   COMPANY

Cova Financial Services Life Insurance Company (the "Company") was originally incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation and changed its name to Xerox Financial Services Life Insurance
Company    in  1985.   On June 1, 1995 a wholly-owned subsidiary of General
American  Life  Insurance  Company ("General American") purchased the Company
from   Xerox Financial Services, Inc.     The Company changed  its  name
to Cova Financial Services Life Insurance Company. The Company presently is licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York and Vermont.

General  American  is  a  St.  Louis-based  mutual company with more than $275
billion   of life insurance in force and approximately $19 billion in assets.
It provides life and health insurance, retirement plans, and related financial services to individuals and groups.

On April 1, 1996, the Company contributed initial capital to the Large Cap Stock and Quality Bond Sub-Accounts of the Separate Account. As of December 31, 1996, the capital contributed to the Large Cap Stock Sub-Account represented approximately 75% of the total assets of such Sub-Account and the capital contributed to the Quality Bond Sub-Account represented approximately 36% of the total assets of such Sub-Account. The Company currently intends to remove these assets from the Sub-Accounts on a pro rata basis in proportion to money invested in the Sub-Accounts by Contract Owners.

                                   EXPERTS

The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholder's equity and cash flows for the year ended December 31, 1996 and the periods from June 1, 1995 through December 31, 1995 and January 1, 1995 through May 31, 1995 and for the year ended December 31, 1994 and the combined statement of assets and liabilities and contract owners' equity of the Separate Account as of December 31, 1996 and the related combined statement of operations for the year then ended and the statement of change in contract owners' equity for the years ended December 31, 1996 and 1995, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

     1.  The size and type of group to which sales are to be made will be
considered.    Generally,  the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2.    The  total  amount of purchase payments to be received will be
considered.    Per  Contract  sales  expenses  are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                           PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charges to arrive at
the  ending  hypothetical  value.    The  average  annual total return is then
determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                               P (1  + T)  =  ERV

Where:

P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time periods used.



The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any contract maintenance charge and withdrawal charge. The deduction of any contract maintenance charge and withdrawal charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

The Contracts are new and therefore have no performance history. However, the Separate Account and the corresponding Portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Separate Account and the Portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the Separate Account and the Portfolios and is for the periods shown. The prospectus contains a chart of performance information.

Future performance of the Portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for a Portfolio is calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the insurance charges as well as the Portfolio expenses. There are also performance figures for the Accumulation Units which reflect the insurance charges, the contract maintenance charge, the Portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to
the investment portfolio    being    compared.    The  Standard & Poor's 500
Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company  may  also distribute sales literature which compares the
performance  of    the    Accumulation Unit values of the Contracts with the
unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data
which    currently    tracks  the  performance  of  almost  4,000  investment
companies. The rankings compiled by Lipper may or may not reflect the deduction
of  asset-based    insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT
SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For  annuity  payments,  a  portion  of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification
of    the   Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The   Company  intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural
person,  e.g.,  a  corporation    or  certain other entities.  Such Contracts
generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or
b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative
procedures.    Owners,  participants  and Beneficiaries  are  responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     H.R. 10 Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts" below.) Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.     Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all
Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the
individual's    cost   basis  to  the individual's total accrued benefit under
the  retirement  plan.    Special  tax  rules  may  be  available  for certain
distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified
retirement  plans,  including    Contracts  issued  and  qualified  under Code
Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty
will  be  imposed.  The  tax  penalty    will  not  apply  to  the  following
distributions:  (a)  if distribution is made on or after the date on which the
Owner  or  Annuitant  (as  applicable)  reaches   age 59 1/2; (b)
distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)
(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order;(g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant
(as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days; (h) distributions from an Individual Retirement Annuity made to the Owner to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.


Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 701/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of
Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include
any  investment  results.   The limitations on withdrawals became effective on
January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2)  the fixed number of Annuity Units is multiplied by the Annuity
     Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.



The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:


(a)  the Accumulation Unit value as of the close of the current
     Valuation Period, by

(b) the Accumulation Unit value as of the close of the immediately preceding Valuation Period.



The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                             FINANCIAL STATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


COVA VARIABLE ANNUITY ACCOUNT ONE

Financial Statements

(UNAUDITED)

September 30, 1997

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF ASSETS AND LIABILITIES
September 30, 1997   (Unaudited)
(In thousands of dollars)


ASSETS
INVESTMENTS:


COVA SERIES TRUST:
  Quality Income Portfolio - 3,933,677 shares at a net asset value of $10.73 per share (cost $41,496)         $ 42,207
  High Yield Portfolio - 3,028,141 shares at a net asset value of $11.13 per share (cost $32,096 )              33,697
  Growth and Income Portfolio - 2,686,458 shares at a net asset value of $17.24 per share (cost $34,476)        46,325
  Money Market Portfolio - 52,103,875 shares at a net asset value of $1.00 per share (cost $52,104)             52,104
  Stock Index Portfolio - 4,172,727 shares at a net asset value of $20.60 per share (cost $58,709 )             85,942
  Bond Debenture Portfolio - 3,185,066 shares at a net asset value of $12.15 per share (cost $36,502)           38,707
  Quality Bond Portfolio - 1,067,007 shares at a net asset value of $10.38 per share (cost $10,843)             11,071
  Small Cap Stock Portfolio - 3,278,475 shares at a net asset value of $13.36 per share (cost $36,370)          43,794
  Large Cap Stock Portfolio - 884,997 shares at a net asset value of $14.34 per share (cost $8,934)             12,694
  Select Equity Portfolio - 5,534,428  shares at a net asset value of $14.11 per share (cost $63,844)           78,075
  International Equity Portfolio - 4,388,348  shares at a net asset value of $12.11 per share (cost $48,963)    53,130
  Balanced Portfolio -   20,767  shares at a net asset value of $10.51 per share (cost $213)                       218
  Growth & Income Equity Portfolio - 55,385 shares at a net asset value of $10.77 per share (cost $580)            597
  Small Cap Equity Portfolio - 15,097 shares at a net asset value of $11.19  per share (cost $161)                 169
  Equity Income Portfolio - 24,159 shares at a net asset value of $10.90 per share (cost $254)                     263
  Mid-Cap Value Portfolio - 10,000 shares at a net asset value of $10.44 per share (cost $100 )                    104
  Large Cap Research Portfolio - 10,000  shares at a net asset value of $10.04  per share (cost $100)              100
  Developing Growth Portfolio - 10,000 shares at a net asset value of $11.19 per share (cost $100)                 112

LORD ABBETT SERIES FUND, INC:
  Growth and Income Portfolio - 21,136,644  shares at a net asset value of $21.22 per share (cost $322,534)    448,429

GENERAL AMERICAN CAPITAL COMPANY:
   Money Market Portfolio - 90,467 shares at a net asset value of $17.97  per share (cost $1,590 )               1,626

Total Assets                                                                                                  $949,364


See accompanying notes to unaudited financial statements
COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF ASSETS AND LIABILITIES   (Continued)
September 30, 1997   (Unaudited)
(In thousands of dollars)





LIABILITIES AND CONTRACT OWNERS EQUITY

Contract Owners' Equity:

  Accumulation Phase:

  Trust Quality Income - 2,586,950 accumulation units at $16.290615 per unit           $ 42,143
  Trust High Yield - 1,458,818  accumulation units at $23.069578  per unit               33,654
  Trust Growth and Income - 2,187,652 accumulation units at $21.166476 per unit          46,304
  Trust Money Market - 4,255,070 accumulation units at $12.244078 per unit               52,100
  Trust Stock Index 3,529,378 accumulation units at $24.342237 per unit                  85,913
  Trust Bond Debenture  - 3,058,369  accumulation units at $12.656085  per unit          38,707
  Trust Quality Bond - 1,017,806  accumulation units at $10.877551 per unit              11,071
  Trust Small Cap Stock  - 3,179,176  accumulation units at $13.775226 per unit          43,794
  Trust Large Cap Stock  - 865,130  accumulation units at $14.621557 per unit            12,649
  Trust Select Equity  - 5,494,928  accumulation units at $14.200213  per unit           78,029
  Trust International Equity  - 4,390,462  accumulation units at $12.101316  per unit    53,130
  Trust Balanced - 20,827  accumulation units at $10.478753  per unit                       218
  Trust Growth and Income Equity  - 55,548 accumulation units at $10.741146 per unit        597
  Trust Small Cap Equity  - 15,141 accumulation units at $11.156281 per unit                169
  Trust Equity Income - 24,231 accumulation units at $10.870351 per unit                    263
  Trust Mid Cap  - 10,000 accumulation units at $10.436222  per unit                        104
  Trust Large Cap Research - 100,000  accumulation units at $10.041286  per unit            100
  Trust Developing Growth  - 10,000  accumulation units at $11.192242  per unit             112
  Fund Growth and Income - 14,473,804  accumulation units at $30.940092  per unit       447,820
  GACC Money Market  - 154,036  accumulation units at $10.553104  per unit                1,626

 ANNUITIZATION PHASE:

  Trust Quality Income - 4,955  annuity units at 12.934418  per unit                         64
  Trust High Yield - 2,351  annuity units at 18.316777  per unit                             43
  Trust Growth and Income - 1,142  annuity units at 18.032832  per unit                      21
  Trust Money Market - 440 annuity units at 10.178462  per unit                               4
  Trust Stock Index - 1,429  annuity units at 20.438245  per unit                            29
  Trust Large Cap Stock - 3,182 annuity units at 13.984438 per unit                          45
  Trust Select Equity - 3,402 annuity units at 13.581454 per unit                            46
  Fund Growth and Income - 24,773  annuity units at 24.565806  per unit                     609











   Total Contract Owners' Equity                                                        949,364



   Total Liabilities and Contract Owners' Equity                                       $949,364

See accompanying notes to unaudited financial statements




COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 1997   (Unaudited)
(In thousands of dollars)

                       COVA

                                                  SERIES TRUST



                                 QUALITY    HIGH    GROWTH &   MONEY    STOCK     BOND        QUALITY   SMALL CAP    LARGE CAP
                                 INCOME     YIELD   INCOME     MARKET   INDEX     DEBENTURE   BOND       STOCK       EQUITY
                                 ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------
                                                                                                         STOCK
                                                                                                        -----------

INVESTMENT INCOME:
-------------------------------
 INCOME:
-------------------------------
    Dividends and Capital Gains  $  2,647   $1,652  $     778  $ 1,994  $   793   $      385  $    221  $      165   $      139
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------
      Total Income                  2,647    1,652        778    1,994      793          385       221         165          139
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

 EXPENSES:
-------------------------------
    Mortality and Expense
-------------------------------
       Risk Fee                       497      378        361      456      710          162        67         235          135
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------
    Administrative Fee                 60       45         43       55       85           19         8          28           16
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------
      Total Expenses                  557      423        404      511      795          181        75         263          151
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

Net Investment Income               2,090    1,229        374    1,483       (2)         204       146         (98)         (12)
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

NET REALIZED GAIN
-------------------------------
  ON INVESTMENTS                      300      726        475       --   11,332           25        32          14        1,517
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

NET CHANGE IN UNREALIZED
-------------------------------
  GAIN/(LOSS) ON INVESTMENTS         (224)   1,111      7,648       --    6,962        1,934       198       6,890        2,229
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

NET REALIZED AND UNREALIZED
-------------------------------
  GAIN/(LOSS) ON INVESTMENTS           76    1,837      8,123       --   18,294        1,959       230       6,904        3,746
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

NET INCREASE INCONTRACT
-------------------------------
 OWNERS' EQUITYRESULTING
-------------------------------
 FROM OPERATIONS                 $  2,166   $3,066  $   8,497  $ 1,483  $18,292   $    2,163  $    376  $    6,806   $    3,734
-------------------------------  ---------  ------  ---------  -------  --------  ----------  --------  -----------  -----------

                                 SELECT    INTL
                                 EQUITY    EQUITY
                                 --------  -------



INVESTMENT INCOME:
-------------------------------
 INCOME:
-------------------------------
    Dividends and Capital Gains  $   436   $   346
-------------------------------  --------  -------
      Total Income                   436       346
-------------------------------  --------  -------

 EXPENSES:
-------------------------------
    Mortality and Expense
-------------------------------
       Risk Fee                      433       293
-------------------------------  --------  -------
    Administrative Fee            51,917        35
-------------------------------  --------  -------
      Total Expenses                 485       328
-------------------------------  --------  -------

Net Investment Income                (49)       18
-------------------------------  --------  -------

NET REALIZED GAIN
-------------------------------
  ON INVESTMENTS                      23        11
-------------------------------  --------  -------

NET CHANGE IN UNREALIZED
-------------------------------
  GAIN/(LOSS) ON INVESTMENTS      13,021     3,371
-------------------------------  --------  -------

NET REALIZED AND UNREALIZED
-------------------------------
  GAIN/(LOSS) ON INVESTMENTS      13,044     3,382
-------------------------------  --------  -------

NET INCREASE INCONTRACT
-------------------------------
 OWNERS' EQUITYRESULTING
-------------------------------
 FROM OPERATIONS                 $12,995   $ 3,400
-------------------------------  --------  -------

See accompanying notes to unaudited financial statements
COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 1997 (Unaudited) (Continued) (In thousands of dollars)


                  COVA
           LORD ABBETT

                                     SERIES TRUST
                             SERIES FUND, INC.      GACC

__________________________________________________   _____________   ______


                                              Growth & Income                                                           Growth &
                                             -----------------                                                         ----------
                                                                Small Cap   Equity   Mid-Cap   Large Cap  Developing
                                                                ----------  -------  --------  ---------  -----------
                                  Balanced        Equity          Equity    Income    Value    Research     Growth       INCOME
                                  ---------  -----------------  ----------  -------  --------  ---------  -----------  ----------
INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains          --                --           --       --        --         --           --
       Distributions                                                                                                   $       0
      Total Income                       --                --           --       --        --         --           --          0

 EXPENSES:
    Mortality and Expense
       Risk Fee                          --                 1           --       --        --         --           --      3,387
    Administrative Fee                   --                --           --       --        --         --           --        406
      Total Expenses                     --                 1           --       --        --         --           --      3,793

Net Investment Income                    --                (1)          --       --        --         --           --     (3,793)

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                         --                --           --       --        --         --           --        572

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS              5                17            8       10         4         --           12     79,407

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS              5                17            8       10         4         --           12     79,979

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 $       5  $             16   $        8  $    10  $      4         --  $        12  $  76,186



                                   Global    Money
                                  --------  --------
                                   EQUITY    MARKET    TOTAL
                                  --------  --------  --------
INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains
       Distributions              $     0   $     0   $  9,556
      Total Income                      0         0      9,556

 EXPENSES:
    Mortality and Expense
       Risk Fee                         8        14      7,137
    Administrative Fee                  1         2        855
      Total Expenses                    9        16      7,992

Net Investment Income                  (9)      (16)     1,564

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                      (36)       32     15,023

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS           (1)       30    122,632

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS          (37)       62    137,655

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                    ($46)  $    46   $139,219

See accompanying notes to unaudited financial statements

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF CHANGES IN CONTRACT OWNERS EQUITY
For the Nine Months Ended September 30, 1997   (Unaudited)
(In thousands of dollars)


                                                         COVA

                                                      SERIES TRUST

_____________________________________________________________________________
_________________________________


                              Quality    High       Growth &    Money      Stock      Bond         Quality    Small Cap
                              INCOME     YIELD      INCOME      MARKET     INDEX      DEBENTURE    BOND        STOCK
                              ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

FROM OPERATIONS:
----------------------------
  Net Investment Income       $  2,090   $  1,229   $     374   $  1,483        ($2)  $      204   $    146         ($98)
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
  Net Realized Gain
----------------------------
    on Investments                 300        726         475         --     11,332           25         32           14
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
  Net Unrealized Gain/(Loss)
----------------------------
    on Investments                (224)     1,111       7,648         --      6,962        1,934        198        6,890
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

Net Increase in Contract
----------------------------
  Owners' Equity Resulting
----------------------------
     from Operations
----------------------------
                                 2,166      3,066       8,497      1,483     18,292        2,163        376        6,806
                              ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
From Account Unit
----------------------------
  Transactions:
----------------------------

Contributions by Cova               --         --          --         --         --           --         --           --
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

 Redemptions by Cova                --         --          --         --         --           --     (2,144)          --
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

 Proceeds from Units of
----------------------------
  the Account Sold                 398        647       1,955     40,202      2,075        5,814      1,742        6,435
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
 Payments for Units of the
----------------------------
  Account Redeemed              (5,916)    (1,874)     (1,379)    (5,412)    (8,323)        (491)      (257)        (584)
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
Account Transfers               (6,267)   (11,013)      4,836    (14,877)   (15,211)      23,770      6,078       17,144
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

Net Increase/(Decrease) in
----------------------------
  Contract Owners' Equity
----------------------------
    From Account Unit
----------------------------
      Transactions             (11,785)   (12,240)      5,412     19,913    (21,459)      29,093      5,419       22,995
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

Net Increase/(Decrease) in
----------------------------
  Contract Owners' Equity       (9,619)    (9,174)     13,909     21,396     (3,167)      31,256      5,795       29,801
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

Contract Owners' Equity:
----------------------------
  Beginning of Period           51,826     42,871      32,416     30,708     89,109        7,451      5,276       13,993
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------
  End of Period               $ 42,207   $ 33,697   $  46,325   $ 52,104   $ 85,942   $   38,707   $ 11,071   $   43,794
----------------------------  ---------  ---------  ----------  ---------  ---------  -----------  ---------  -----------

                              Large Cap    Select    Intl
                              STOCK        EQUITY    EQUITY
                              -----------  --------  --------

FROM OPERATIONS:
----------------------------
  Net Investment Income             ($12)     ($49)  $    18
----------------------------  -----------  --------  --------
  Net Realized Gain
----------------------------
    on Investments                 1,517        23        11
----------------------------  -----------  --------  --------
  Net Unrealized Gain/(Loss)
----------------------------
    on Investments                 2,229    13,021     3,371
----------------------------  -----------  --------  --------

Net Increase in Contract
----------------------------
  Owners' Equity Resulting
----------------------------
     from Operations
----------------------------
                                   3,734    12,995     3,400
                              -----------  --------  --------
From Account Unit
----------------------------
  Transactions:
----------------------------

Contributions by Cova                 --        --        --
----------------------------  -----------  --------  --------

 Redemptions by Cova             (14,430)       --        --
----------------------------  -----------  --------  --------

 Proceeds from Units of
----------------------------
  the Account Sold                 3,444    14,115     8,828
----------------------------  -----------  --------  --------
 Payments for Units of the
----------------------------
  Account Redeemed                  (293)     (847)     (734)
----------------------------  -----------  --------  --------
Account Transfers                  4,488    29,653    27,303
----------------------------  -----------  --------  --------

Net Increase/(Decrease) in
----------------------------
  Contract Owners' Equity
----------------------------
    From Account Unit
----------------------------
      Transactions                (6,791)   42,921    35,397
----------------------------  -----------  --------  --------

Net Increase/(Decrease) in
----------------------------
  Contract Owners' Equity         (3,057)   55,916    38,797
----------------------------  -----------  --------  --------

Contract Owners' Equity:
----------------------------
  Beginning of Period             15,751    22,159    14,333
----------------------------  -----------  --------  --------
  End of Period               $   12,694   $78,075   $53,130
----------------------------  -----------  --------  --------

See accompanying notes to unaudited financial statements

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF CHANGES IN CONTRACT OWNERS EQUITY
For the Nine Months Ended September 30, 1997   (Unaudited) (Continued)
(In thousands of dollars)


                                             COVA
                                          LORD ABBETT

                                        SERIES TRUST
                                    SERIES FUND, INC.         GACC

____________________________________________________________________
________________      ________



                                          Growth & Income    Small Cap                        Large Cap                Growth &
                                          -----------------  -----------                      ----------               ----------
                                                                          Equity    Mid-Cap               Developing
                                                                          --------  --------              -----------
                              Balanced    Equity             Equity       Income    Value     Research    Growth       Income
                              ----------  -----------------  -----------  --------  --------  ----------  -----------  ----------
FROM OPERATIONS:
  Net Investment Income              --                ($1)          --        --         --          --           --     (3,793)
  Net Realized Gain/(Loss)
    on Investments                   --                 --           --        --         --          --           --        572
  Net Unrealized Gain/(Loss)
    on Investments                    5                 17            8        10          4          --           12     79,407

Net Increase in Contract
  Owners' Equity Resulting
     from Operations                  5                 16            8        10          4          --           12     76,186

From Account Unit
  Transactions:

Contributions by Cova                 1                  1            1         1        100         100          100         --

 Redemptions by Cova                 (1)                (1)          (1)       (1)        --          --           --         --

 Proceeds from Units of
  the Account Sold                   78                291           52        91         --          --           --     32,390
 Payments for Units of the
  Account Redeemed                   (1)                (1)          --        (2)        --          --           --    (15,417)
Account Transfers                   136                291          109       164         --          --           --     60,912

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit
      Transactions                  212                580          160       252        100         100          100     77,885

Net Increase/(Decrease) in
  Contract Owners' Equity           218                597          169       263        104         100          112    154,071

Contract Owners' Equity:
  Beginning of Period                 0                  0            0         0          0           0            0    294,358
  End of Period               $     218   $            597   $      169   $   263   $    104  $      100  $       112  $ 448,429




                              Global    Money
                              --------  --------
                              Equity    Market    Total
                              --------  --------  ---------
FROM OPERATIONS:
  Net Investment Income            (9)      (16)     1,564
  Net Realized Gain/(Loss)
    on Investments                (36)       32     15,023
  Net Unrealized Gain/(Loss)
    on Investments                 (1)       30    122,632

Net Increase in Contract
  Owners' Equity Resulting
     from Operations              (46)       46    139,219

From Account Unit
  Transactions:

Contributions by Cova              --        --        304

 Redemptions by Cova               --        --    (16,578)

 Proceeds from Units of
  the Account Sold                  5     1,531    120,093
 Payments for Units of the
  Account Redeemed               (114)      (51)   (41,696)
Account Transfers              (2,228)     (258)   125,030

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit
      Transactions             (2,337)    1,222    187,153

Net Increase/(Decrease) in
  Contract Owners' Equity      (2,383)    1,268    326,372

Contract Owners' Equity:
  Beginning of Period           2,383       358    622,992
  End of Period               $     0   $ 1,626   $949,364

See accompanying notes to unaudited financial statements

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF CHANGES IN CONTRACT OWNERS EQUITY
For the Year Ended December 31, 1996
(In thousands of dollars)

              COVA            LORD ABBETT                    SERIES TRUST
                                                SERIES FUND, INC.     GACC



                               QUALITY     HIGH     GROWTH &    MONEY      STOCK       BOND       QUALITY      SMALL      LARGE
                               Income     Yield      Income     Market     Index     Debenture     Bond      Cap Stock

FROM OPERATIONS:
  Net Investment Income       $  1,465   $ 2,924   $   1,322   $ 1,284   $  3,048   $      200   $    143   $      509   $   310
  Net Realized Gain/(Loss)
    on Investments                  44      (169)        164        --      3,892           13         44           47        85
  Net Unrealized Gain/(Loss)
    on Investments                (534)      952       2,566        --      9,295          271         30          533     1,531

Net Increase in Contract
  Owners' Equity Resulting
     from Operations               975     3,707       4,052     1,284     16,235          484        217        1,089     1,926

From Account Unit
  Transactions:
Contributions by Cova               --        --          --        --         --          500      5,000        5,000    15,000

 Redemptions by Cova                --        --          --        --         --         (508)    (3,000)      (5,135)   (3,846)

 Proceeds from Units of
  the Account Sold               1,603     1,989       2,777    43,943      3,731        3,795        995        6,112       800
 Payments for Units of the
  Account Redeemed              (4,251)   (2,299)       (866)   (3,044)    (4,891)        (164)       (19)         (71)       --
Account Transfers               12,246     2,962       6,836    45,603    (11,728)       3,344      2,083        6,998     1,871

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit
      Transactions               9,598     2,652       8,747    (4,704)   (12,888)       6,967      5,059       12,904    13,825

Net Increase/(Decrease) in
  Contract Owners' Equity       10,573     6,359      12,799    (3,420)     3,347        7,451      5,276       13,993    15,751

Contract Owners' Equity:
  Beginning of Period           41,253    36,512      19,617    34,128     85,762           --         --           --        --
  End of Period               $ 51,826   $42,871   $  32,416   $30,708   $ 89,109   $    7,451   $  5,276   $   13,993   $15,751

                                SELECT       INTL     GROWTH &    GLOBAL    Money
                               Cap Stock    Equity     Equity     INCOME    EQUITY    Market    TOTAL
                                                                 --------
FROM OPERATIONS:
  Net Investment Income       $      228   $    25   $  15,839   $   262       ($1)  $ 27,558
  Net Realized Gain/(Loss)
    on Investments                   (17)       72         532        43        --      4,750
  Net Unrealized Gain/(Loss)
    on Investments                 1,210       796      24,020      (151)        6     40,525

Net Increase in Contract
  Owners' Equity Resulting
     from Operations               1,421       893      40,391       154         5     72,833

From Account Unit
  Transactions:
Contributions by Cova              5,000     5,000          --        --        --     35,500

 Redemptions by Cova              (4,922)   (5,128)         --        --        --    (22,539)

 Proceeds from Units of
  the Account Sold                10,306     5,710      31,434       231        88    113,514
 Payments for Units of the
  Account Redeemed                  (115)      (60)    (13,615)     (328)       --    (29,723)
Account Transfers                 10,469     7,918      45,518      (174)      265     43,005

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit
      Transactions                20,738    13,440      63,337      (271)      353    139,757

Net Increase/(Decrease) in
  Contract Owners' Equity         22,159    14,333     103,728      (117)      358    212,590

Contract Owners' Equity:
  Beginning of Period                 --        --     190,630     2,500        --    410,402
  End of Period               $   22,159   $14,333   $ 294,358   $ 2,383   $   358   $622,992

See accompanying notes to unaudited financial statements


COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 1997

1.  ORGANIZATION:

Cova Variable Annuity Account One, (the "Separate Account") is a separate investment account established by a resolution of the Board of Directors of Cova Financial Services Life Insurance Company ("Cova"). The Separate Account operates as a Unit Investment Trust under the Investment Company Act of 1940.

The Separate Account is divided into sub-accounts, with the assets of each sub-account invested in the Cova Series Trust ("Trust"), the Lord Abbett Series Fund, Inc. ("Fund") or General American Capital Company (GACC). The Trust consists of eighteen portfolios of which five portfolios are managed by Van Kampen American Capital Investment Advisory Corp., five are managed by J.P. Morgan Investment Management, Inc., four are managed by Mississippi Valley Advisors, Inc. and four portfolios are managed by Lord, Abbett & Co. The Trust portfolios available for investment are the Quality Income, High Yield, Growth and Income, Money Market, Stock Index, Select Equity, Large Cap Stock, Small Cap Stock, International Equity, Quality Bond, Bond Debenture, Balanced, Small Cap Equity, Equity Income, Growth & Income Equity, Mid-Cap Value, Large Cap Research and Developing Growth Portfolios. The Fund has one portfolio available for investment: the Growth and Income Portfolio. GACC has the Money Market Portfolio available for investment. Not all portfolios of the Trust, Fund and GACC are available for investment depending upon the nature and specific terms of the different contracts currently being offered for sale. The Trust, Fund and GACC are all diversified, open-end, management investment companies which are intended to meet differing investment objectives.

In order to satisfy diversification requirements and provide for optimum policyholder returns, Cova has made periodic contributions to the Trust and Fund to provide for the initial purchases of investments. In return, Cova has been credited with accumulation units of the Separate Account. As additional funds are received through policyholder deposits, Cova has, at its discretion and without adversely impacting the investment operations of the Trust and Fund, removed its capital investment in the Separate Account by liquidating accumulation units. Cova contributed approximately $35.5 million and $0.3 million in 1996 and 1997, respectively, to the separate account of which, after subsequent redemptions, net of realized and unrealized gains and losses on investments, approximately $1.3 million remains as of September 30, 1997.

2.  SIGNIFICANT ACCOUNTING POLICIES:

A.  INVESTMENT VALUATION

Investments in shares of the Trust, Fund and GACC are carried in the statement of assets and liabilities at the underlying net asset value of the Trust, Fund and GACC. The net asset value of the Trust, Fund and GACC has been determined on the market value basis and is valued daily by the Trust, Fund and GACC investment managers. Realized gains and losses are calculated by the average cost method.

B.  REINVESTMENT OF DIVIDENDS

With the exception of GACC, dividends received from net investment income and net realized capital gains are reinvested in additional shares of the portfolio of the Trust or Fund making the distribution or, at the election of the Separate Account, received in cash. Dividend income and capital gain distributions are recorded as income on the ex-dividend date.

GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and net realized capital gains are deemed to be passed through to the Separate Account. As a result, GACC does not distribute any dividends or capital gains. During December of each year, accumulated investment income and capital gains of the underlying GACC fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account.

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 1997

C.  FEDERAL INCOME TAXES

Operations of the Separate Account form a part of Cova, which is taxed as a "Life Insurance Company" under the Internal Revenue Code ("Code"). Under current provisions of the Code, no Federal income taxes are payable by Cova with respect to earnings of the Separate Account.

Under the principles set forth in Internal Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Cova believes that it will be treated as the owner of the assets invested in the Separate Account for Federal income tax purposes, with the result that earnings and gains, if any, derived from those assets will not be included in a contract owners gross income until amounts are withdrawn or received pursuant to an Optional Payment Plan.

3.  GENERAL:

The accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the Separate Accounts financial position and results of operations as of and for the interim periods presented. Certain footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Separate Account believes the disclosures in these financial statements are adequate to present fairly the information contained herein. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year.








COVA VARIABLE ANNUITY ACCOUNT ONE

Financial Statements

December 31, 1996

(With Independent Auditors' Report Thereon)

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996
(In thousands of dollars)

ASSETS
INVESTMENTS:


COVA SERIES TRUST:
  Quality Income Portfolio - 4,773,562 shares at a net asset value of $10.69 per share (cost $50,095)        $ 51,030
  High Yield Portfolio - 3,864,501 shares at a net asset value of $10.63 per share (cost $40,574)              41,065
  Growth and Income Portfolio - 2,212,069 shares at a net asset value of $13.99 per share (cost $26,737)       30,939
  Money Market Portfolio - 30,708,197 shares at a net asset value of $1.00 per share (cost $30,708)            30,708
  Stock Index Portfolio - 5,310,381 shares at a net asset value of $16.13 per share (cost $65,367)             85,638
  Bond Debenture Portfolio - 659,052 shares at a net asset value of $10.97 per share (cost $6,959)              7,230
  Quality Bond Portfolio - 510,720  shares at a net asset value of $10.08 per share (cost $5,119)               5,149
  Small Cap Stock Portfolio - 1,229,042 shares at a net asset value of $10.92 per share (cost 12,890)          13,424
  Large Cap Stock Portfolio - 1,383,680 shares at a net asset value of $11.11 per share (cost $13,844)         15,375
  Select Equity Portfolio - 2,034,176  shares at a net asset value of $10.74 per share (cost $20,641)          21,851
  International Equity Portfolio - 1,301,665 shares at a net asset value of $10.96 per share (cost $13,470)    14,265

LORD ABBETT SERIES FUND, INC:
  Growth and Income Portfolio - 17,288,936 shares at a net asset value of $17.03 per share (cost $247,869)    294,358
  Global Equity Portfolio - 220,660 shares at a net asset value of $10.80 per share (cost $2,382)               2,383

GENERAL AMERICAN CAPITAL COMPANY:
   Money Market Portfolio - 20,751 shares at a net asset value of $17.24 per share (cost $352)                    358

DIVIDENDS RECEIVABLE:

COVA SERIES TRUST
   Quality Income Portfolio                                                                                       796
   High Yield Portfolio                                                                                         1,806
   Growth and Income Portfolio                                                                                  1,477
   Stock Index Portfolio                                                                                        3,471
   Bond Debenture Portfolio                                                                                       221
   Quality Bond Portfolio                                                                                         127
   Small Cap Portfolio                                                                                            569
   Large Cap Portfolio                                                                                            376
   Select Equity Portfolio                                                                                        308
   International Equity Portfolio                                                                                  68
                                                                                                             --------
   TOTAL DIVIDENDS RECEIVABLE                                                                                   9,219

   TOTAL ASSETS                                                                                              $622,992
                                                                                                             ========


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996
(In thousands of dollars)



LIABILITIES AND CONTRACT OWNERS' EQUITY

CONTRACT OWNERS' EQUITY:
  Trust Quality Income - 3,334,960 accumulation units at $15.540273 per unit                  $ 51,826
  Trust High Yield - 2,001,184 accumulation units at $21.422784 per unit                        42,871
  Trust Growth and Income - 1,905,896 accumulation units at $17.008151 per unit                 32,416
  Trust Money Market - 2,584,926 accumulation units at $11.879722 per unit                      30,708
  Trust Stock Index - 4,680,855 accumulation units at $19.036956 per unit                       89,109
  Trust Bond Debenture Portfolio - 659,663 accumulation units at $11.294930 per unit             7,451
  Trust Quality Bond Portfolio - 508,830 accumulation units at $10.368764 per unit               5,276
  Trust Small Cap Stock Portfolio - 1,237,405 accumulation units at $11.308419 per unit         13,993
  Trust Large Cap Stock Portfolio - 1,389,606 accumulation units at $11.334979 per unit         15,751
  Trust Select Equity Portfolio - 2,044,523 accumulation units at $10.838053 per unit           22,159
  Trust International Equity Portfolio - 1,306,892 accumulation units at $10.967004 per unit    14,333
  Fund Growth and Income - 11,732,301 accumulation units at $25.089525 per unit                294,358
  Fund Global Equity - 154,609 accumulation units at $15.414356 per unit                         2,383
  GACC Money Market Portfolio - 34,964 accumulation units at $10.233546 per unit                   358

   TOTAL CONTRACT OWNERS' EQUITY                                                              $622,992
                                                                                              --------

   TOTAL LIABILITIES AND CONTRACT OWNERS' EQUITY                                              $622,992

See accompanying notes to financial statements.
COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996
(In thousands of dollars)



              COVA
                                              LORD ABBETT


        SERIES TRUST
                                        SERIES FUND, INC.            GACC



                                   QUALITY    HIGH    GROWTH &    MONEY    STOCK      BOND     QUALITY        SMALL
                                   INCOME     YIELD    INCOME    MARKET    INDEX   DEBENTURE     BOND    CAP STOCK STOCK
                                  ---------  -------  ---------  -------  -------  ----------  --------  ----------------

INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains
       Distributions              $  2,167   $3,473   $   1,684  $ 1,749  $ 4,267  $      236  $    195  $            583
      Total Income                   2,167    3,473       1,684    1,749    4,267         236       195               583

 EXPENSES:
    Mortality and Expense
       Risk Fee                        627      490         323      415    1,088          32        46                66
    Administrative Fee                  75       59          39       50      131           4         6                 8
      Total Expenses                   702      549         362      465    1,219          36        52                74

Net Investment Income                1,465    2,924       1,322    1,284    3,048         200       143               509

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                        44     (169)        164       --    3,892          13        44                47

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS          (534)     952       2,566       --    9,295         271        30               533

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS          (490)     783       2,730       --   13,187         284        74               580

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 $    975   $3,707   $   4,052  $ 1,284  $16,235  $      484  $    217  $          1,089

                                       LARGE         SELECT    INTL    GROWTH &    GLOBAL    Money
                                  CAP STOCK STOCK    EQUITY   EQUITY    INCOME     EQUITY    Market    Total
                                  ----------------  --------  -------  ---------  --------

INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains
       Distributions              $            445  $   330   $   103  $  19,230  $   298        --   $34,760
      Total Income                             445      330       103     19,230      298        --    34,760

 EXPENSES:
    Mortality and Expense
       Risk Fee                                120       91        69      3,028       32         1     6,428
    Administrative Fee                          15       11         9        363        4        --       774
      Total Expenses                           135      102        78      3,391       36         1     7,202

Net Investment Income                          310      228        25     15,839      262        (1)   27,558

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                                85      (17)       72        532       43        --     4,750

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS                 1,531    1,210       796     24,020     (151)        6    40,525

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS                 1,616    1,193       868     24,552     (108)        6    45,275

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 $          1,926  $ 1,421   $   893  $  40,391  $   154   $     5   $72,833

See accompanying notes to financial statements.
COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF CHANGES IN CONTRACT OWNERS' EQUITY
For the Year Ended December 31, 1996
(In thousands of dollars)



                            COVA

  LORD ABBETT


                     SERIES TRUST

SERIES FUND, INC.             GACC

                        _________


                               QUALITY     HIGH     GROWTH &     MONEY      STOCK       BOND       QUALITY    SMALL       LARGE
                               INCOME     YIELD      INCOME     MARKET      INDEX     DEBENTURE     BOND                CAP STOCK
                              ---------  --------  ----------  ---------  ---------  -----------  ---------            -----------
FROM OPERATIONS:
  Net Investment Income       $  1,465   $ 2,924   $   1,322   $  1,284   $  3,048   $      200   $    143   $   509   $      310
  Net Realized Gain/(Loss)
    on Investments                  44      (169)        164         --      3,892           13         44        47           85
  Net Unrealized Gain/(Loss)
    on Investments                (534)      952       2,566         --      9,295          271         30       533        1,531

Net Increase in Contract
  Owners' Equity Resulting
     from Operations               975     3,707       4,052      1,284     16,235          484        217     1,089        1,926

From Account Unit
  Transactions:
 Contributions by Cova              --        --          --         --         --          500      5,000     5,000       15,000

 Redemptions by Cova                --        --          --         --         --         (508)    (3,000)   (5,135)      (3,846)

 Proceeds from Units of
  the Account Sold               1,603     1,989       2,777     43,943      3,731        3,795        995     6,112          800
 Payments for Units of the
  Account Redeemed              (4,251)   (2,299)       (866)    (3,044)    (4,891)        (164)       (19)      (71)          --
Account Transfers               12,246     2,962       6,836    (45,603)   (11,728)       3,344      2,083     6,998        1,871

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit            9,598     2,652       8,747     (4,704)   (12,888)       6,967      5,059    12,904       13,825
      Transactions

Net Increase/(Decrease) in
  Contract Owners' Equity       10,573     6,359      12,799     (3,420)     3,347        7,451      5,276    13,993       15,751

Contract Owners' Equity:
  Beginning of Period           41,253    36,512      19,617     34,128     85,762           --         --        --           --
  End of Period               $ 51,826   $42,871   $  32,416   $ 30,708   $ 89,109   $    7,451   $  5,276   $13,993   $   15,751

                                SELECT       INTL     GROWTH &    GLOBAL    Money
                               CAP STOCK    EQUITY     EQUITY     INCOME    EQUITY    MARKET    TOTAL
                              -----------  --------  ----------  --------  --------  ---------  -----
FROM OPERATIONS:
  Net Investment Income       $      228   $    25   $  15,839   $   262       ($1)  $ 27,558
  Net Realized Gain/(Loss)
    on Investments                   (17)       72         532        43        --      4,750
  Net Unrealized Gain/(Loss)
    on Investments                 1,210       796      24,020      (151)        6     40,525

Net Increase in Contract
  Owners' Equity Resulting
     from Operations               1,421       893      40,391       154         5     72,833

From Account Unit
  Transactions:
 Contributions by Cova             5,000     5,000          --        --        --     35,500

 Redemptions by Cova              (4,922)   (5,128)         --        --        --    (22,539)

 Proceeds from Units of
  the Account Sold                10,306     5,710      31,434       231        88    113,514
 Payments for Units of the
  Account Redeemed                  (115)      (60)    (13,615)     (328)       --    (29,723)
Account Transfers                 10,469     7,918      45,518      (174)      265     43,005

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit             20,738    13,440      63,337      (271)      353    139,757
      Transactions

Net Increase/(Decrease) in
  Contract Owners' Equity         22,159    14,333     103,728      (117)      358    212,590

Contract Owners' Equity:
  Beginning of Period                 --        --     190,630     2,500        --    410,402
  End of Period               $   22,159   $14,333   $ 294,358   $ 2,383   $   358   $622,992

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
STATEMENT OF CHANGES IN CONTRACT OWNERS' EQUITY
For the Year Ended December 31, 1995
(In thousands of dollars)

                             VAN KAMPEN MERRITT
                       LORD ABBETT

                                       SERIES TRUST
                              SERIES FUND, INC.



                                   QUALITY     HIGH     GROWTH &     MONEY     STOCK     GROWTH &    GLOBAL
                                   INCOME     YIELD      INCOME     MARKET     INDEX      INCOME     EQUITY     TOTAL
                                  ---------  --------  ----------  ---------  --------  ----------  --------  ---------
From Operations:
  Net Investment Income           $  1,948   $ 2,332   $   1,371   $  2,318   $ 2,875   $  12,502   $   149   $ 23,495
  Net Realized Gain/(Loss)
    on Investments                      16      (117)         46        _ _     2,589         383        63      2,980
  Net Unrealized Gain
    on Investments                   3,600     1,786       2,248        110    11,838      22,184         5     41,771

Net Increase in Contract
  Owners' Equity
    Resulting from
     Operations                      5,564     4,001       3,665      2,428    17,302      35,069       217     68,246

From Account Unit Transactions:

  Redemptions by Cova                  _ _       _ _         _ _        _ _       _ _         _ _      (132)      (132)
 Proceeds from Units of
  the Account Sold                   2,609     3,648       2,179     27,608     2,384      29,458       686     68,572
 Payments for Units of the
  Account Redeemed                  (5,174)   (2,111)       (718)    (4,508)   (4,200)    (18,059)   (1,244)   (36,014)
Account Transfers                    4,321    11,321       3,550    (67,278)   33,469      29,746      (135)    14,994

Net Increase/(Decrease) in
  Contract Owners' Equity
    From Account Unit
      Transactions                   1,756    12,858       5,011    (44,178)   31,653      41,145      (825)    47,420

Net Increase/(Decrease) in
  Contract Owners' Equity            7,320    16,859       8,676    (41,750)   48,955      76,214      (608)   115,666

Contract Owners' Equity:
  Beginning of Period               33,933    19,653      10,941     75,878    36,807     114,416     3,108    294,736
  End of Period                   $ 41,253   $36,512   $  19,617   $ 34,128   $85,762   $ 190,630   $ 2,500   $410,402
                                  =========  ========  ==========  =========  ========  ==========  ========  =========


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - QUALITY INCOME PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                                      FOR THE YEAR    FOR THE YEAR    FOR THE YEAR
                                                                         ENDED           ENDED           ENDED
                                                                        12/31/96        12/31/95        12/31/94
                                                                     --------------  --------------  --------------
ACCUMULATION UNIT VALUE,
  BEGINNING OF PERIOD                                                $       15.33   $       13.17   $       13.97

  NET INVESTMENT INCOME                                                        .45             .72             .60

  NET REALIZED AND UNREALIZED
    GAIN/(LOSS) FROM SECURITY
      TRANSACTIONS                                                            (.24)           1.44           (1.40)


 TOTAL FROM INVESTMENT OPERATIONS OPERATIONS1.38(.80)1.22.73.140 O             .21            2.16            (.80)
-------------------------------------------------------------------

 ACCUMULATION UNIT VALUE,
  END OF PERIOD                                                      $       15.54   $       15.33   $       13.17
                                                                     ==============  ==============  ==============


TOTAL RETURN*                                                                 1.36%          16.41%         (5.70)%


CONTRACT OWNERS EQUITY,
  END OF  PERIOD (IN THOUSANDS)                                      $      51,826   $      41,253   $      33,933

RATIO OF EXPENSES TO AVERAGE
  CONTRACT OWNERS' EQUITY                                                     1.40%           1.40%           1.40%


RATIO OF NET INVESTMENT INCOME
  TO AVERAGE CONTRACT
    OWNERS' EQUITY                                                            2.94%           4.99%           4.48%


NUMBER OF UNITS OUTSTANDING
  AT END OF PERIOD                                                       3,334,960       2,690,633       2,576,412


                                                                      FOR THE YEAR    FOR THE YEAR
                                                                         ENDED           ENDED
                                                                        12/31/93        12/31/92
                                                                     --------------  --------------
ACCUMULATION UNIT VALUE,
  BEGINNING OF PERIOD                                                $       12.75   $       12.02

  NET INVESTMENT INCOME                                                       1.00             .64

  NET REALIZED AND UNREALIZED
    GAIN/(LOSS) FROM SECURITY
      TRANSACTIONS                                                             .22             .09


 TOTAL FROM INVESTMENT OPERATIONS OPERATIONS1.38(.80)1.22.73.140 O            1.22             .73
-------------------------------------------------------------------

 ACCUMULATION UNIT VALUE,
  END OF PERIOD                                                      $       13.97   $       12.75
                                                                     ==============  ==============


TOTAL RETURN*                                                                 9.50%           6.10%


CONTRACT OWNERS EQUITY,
  END OF  PERIOD (IN THOUSANDS)                                      $      51,111   $      24,124

RATIO OF EXPENSES TO AVERAGE
  CONTRACT OWNERS' EQUITY                                                     1.40%           1.40%


RATIO OF NET INVESTMENT INCOME
  TO AVERAGE CONTRACT
    OWNERS' EQUITY                                                            8.30%           5.45%


NUMBER OF UNITS OUTSTANDING
  AT END OF PERIOD                                                       3,659,656       1,891,499

* INVESTMENT RETURNS DO NOT REFLECT ANY CONTRACT BASED CHARGES (WITHDRAWAL CHARGES, CONTRACT MAINTENANCE FEES OR
ACCOUNT TRANSFER CHARGES),
   BUT DO REFLECT MORTALITY AND EXPENSE CHARGES, ADMINISTRATION EXPENSE CHARGES AS WELL AS ALL EXPENSES OF THE
UNDERLYING PORTFOLIOS
   (INVESTMENT ADVISORY FEES AND PORTFOLIO OPERATING EXPENSES).

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - HIGH YIELD PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                    For the Year    For the Year    For the Year    For the Year    For the Year
                                       Ended           Ended           Ended           Ended           Ended
                                      12/31/96        12/31/95        12/31/94        12/31/93        12/31/92

Accumulation Unit Value,
  Beginning of Period              $       19.52   $       16.98   $       18.02   $       14.99   $       12.75
                                   --------------  --------------  --------------  --------------  --------------

  Net Investment Income                     1.55            1.44            1.38            1.80            2.26

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                           .35            1.10           (2.42)           1.23            (.02)


Total from Investment Operations            1.90            2.54           (1.04)           3.03            2.24

Accumulation Unit Value,
  End of Period                    $       21.42   $       19.52   $       16.98   $       18.02   $       14.99
                                   ==============  ==============  ==============  ==============  ==============


Total Return*                               9.73%          14.99%         (5.79)%          20.21%          17.53%


Contract Owners Equity,
  End of  Period (in thousands)    $      42,871   $      36,512   $      19,653   $      18,846   $       5,416


Ratio of Expenses to Average
  Contract Owners' Equity                   1.40%           1.40%           1.40%           1.40%           1.40%


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                          7.52%           7.98%           7.92%          13.05%          16.04%


Number of Units Outstanding
  at End of Period                     2,001,184       1,870,232       1,157,642       1,045,815         361,296

* Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges),
   but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
   (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - GROWTH & INCOME PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                                                                    FOR THE PERIOD FROM
                                    FOR THE YEAR    FOR THE YEAR    FOR THE YEAR    FOR THE YEAR    5/1/92 (COMMENCEMENT
                                       ENDED           ENDED           ENDED           ENDED           OF OPERATIONS)
                                      12/31/96        12/31/95        12/31/94        12/31/93        THROUGH 12/31/92
                                   --------------
ACCUMULATION UNIT VALUE,
  BEGINNING OF PERIOD              $       14.61   $       11.20   $       11.92   $       10.47   $                10.00
                                   --------------  --------------  --------------  --------------  ----------------------

  NET INVESTMENT INCOME                      .68            1.02             .19             .54                      .19

  NET REALIZED AND UNREALIZED
    GAIN/(LOSS) FROM SECURITY
      TRANSACTIONS                          1.72            2.39            (.91)            .91                      .28


TOTAL FROM INVESTMENT OPERATIONS            2.40            3.41            (.72)           1.45                      .47

ACCUMULATION UNIT VALUE,
  END OF PERIOD                    $       17.01   $       14.61   $       11.20   $       11.92   $                10.47
                                   ==============  ==============  ==============  ==============  ======================


TOTAL RETURN**                             16.42%          30.49%         (6.07)%          13.84%                  7.09%*


CONTRACT OWNERS EQUITY,
  END OF  PERIOD (IN THOUSANDS)    $      32,416   $      19,617   $      10,941   $       6,528   $                2,627


RATIO OF EXPENSES TO AVERAGE
  CONTRACT OWNERS' EQUITY                   1.40%           1.40%           1.40%           1.40%                  1.40%*


RATIO OF NET INVESTMENT INCOME
  TO AVERAGE CONTRACT
    OWNERS' EQUITY                          5.16%           9.92%           2.05%           7.54%                  3.82%*

NUMBER OF UNITS OUTSTANDING
  AT END OF PERIOD                     1,905,896       1,342,833         977,209         574,643                  250,919

*    ANNUALIZED
**  INVESTMENT RETURNS DO NOT REFLECT ANY CONTRACT BASED CHARGES (WITHDRAWAL CHARGES, CONTRACT MAINTENANCE FEES OR
ACCOUNT TRANSFER CHARGES),
      BUT DO REFLECT MORTALITY AND EXPENSE CHARGES, ADMINISTRATION EXPENSE CHARGES AS WELL AS ALL EXPENSES OF THE
UNDERLYING PORTFOLIOS
      (INVESTMENT ADVISORY FEES AND PORTFOLIO OPERATING EXPENSES).

                               SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                             COVA VARIABLE ANNUITY ACCOUNT ONE
                                                          FINANCIAL HIGHLIGHTS
    Financial Highlights for each accumulation unit outstanding throughout the period
                                          per sub-account are presented below:


COVA SERIES TRUST - MONEY MARKET PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                    For the Year    For the Year    For the Year    For the Year    For the Year
                                       Ended           Ended           Ended           Ended           Ended
                                      12/31/96        12/31/95        12/31/94        12/31/93        12/31/92

Accumulation Unit Value,
  Beginning of Period              $       11.43   $       10.90   $       10.61   $       10.46   $       10.21
                                   --------------  --------------  --------------  --------------  --------------

  Net Investment Income                      .45             .50             .30             .19             .25

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                            --             .03            (.01)           (.04)             --


Total from Investment Operations             .45             .53             .29             .15             .25

Accumulation Unit Value,
  End of Period                    $       11.88   $       11.43   $       10.90   $       10.61   $       10.46
                                   ==============  ==============  ==============  ==============  ==============


Total Return*                               3.98%           4.85%           2.70%           1.45%           2.44%


Contract Owners Equity,
  End of  Period (in thousands)    $      30,708   $      34,128   $      75,878   $       6,552   $       4,031


Ratio of Expenses to Average
  Contract Owners' Equity                   1.40%           1.40%           1.40%           1.40%           1.40%


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                          3.90%           4.48%           2.90%           1.78%           2.46%


Number of Units Outstanding
  at End of Period                     2,584,926       2,987,132       6,963,421         617,575         385,448

* Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges),
   but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
   (investment advisory fees and portfolio operating expenses).

                               See accompanying notes to financial statements.

                                             COVA VARIABLE ANNUITY ACCOUNT ONE
                                                          FINANCIAL HIGHLIGHTS
    Financial Highlights for each accumulation unit outstanding throughout the period
                                          per sub-account are presented below:


COVA SERIES TRUST - STOCK INDEX PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                    For the Year    For the Year    For the Year    For the Year    For the Year
                                       Ended           Ended           Ended           Ended           Ended
                                      12/31/96        12/31/95        12/31/94        12/31/93        12/31/92

Accumulation Unit Value,
  Beginning of Period              $       15.77   $       11.68   $       11.87   $       11.05   $       10.55
                                   --------------  --------------  --------------  --------------  --------------

  Net Investment Income                      .67             .51             .37             .22             .52

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                          2.60            3.58            (.56)            .60            (.02)


Total from Investment Operations            3.27            4.09            (.19)            .82             .50

Accumulation Unit Value,
  End of Period                    $       19.04   $       15.77   $       11.68   $       11.87   $       11.05
                                   ==============  ==============  ==============  ==============  ==============


Total Return*                              20.69%          35.06%         (1.58)%           7.35%           4.75%


Contract Owners Equity,
  End of Period (in thousands)     $      89,109   $      85,762   $      36,807   $      91,269   $      34,979


Ratio of Expenses to Average
  Contract Owners' Equity                   1.40%           1.40%           1.40%           1.40%           1.40%


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                          3.53%           4.85%           2.10%           2.99%          10.02%


Number of Units Outstanding
  at End of Period                     4,680,855       5,436,980       3,151,443       7,691,151       3,164,251

* Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges),
   but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
   (investment advisory fees and portfolio operating expenses).

                               See accompanying notes to financial statements.

                                             COVA VARIABLE ANNUITY ACCOUNT ONE
                                                          FINANCIAL HIGHLIGHTS
    Financial Highlights for each accumulation unit outstanding throughout the period
                                          per sub-account are presented below:


COVA SERIES TRUST - BOND DEBENTURE PORTFOLIO (MANAGED BY LORD, ABBETT & CO.)

                                   For the Period From 5/01/96
                                         Through 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                      10.10
                                   ----------------------------

  Net Investment Income                                     .32

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .87


Total from Investment Operations                           1.19

Accumulation Unit Value,
  End of Period                    $                      11.29
                                   ============================


Total Return**                                          18.17%*


Contract Owners Equity,
  End of Period (in thousands)     $                      7,451


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       7.76%*


Number of Units Outstanding
  at End of Period                                      659,663

*   Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
     (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - QUALITY BOND PORTFOLIO (MANAGED BY J.P. MORGAN INVESTMENT
MANAGEMENT, INC.)

                                   For the Period From 5/01/96
                                         Through 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                       9.90
                                   ----------------------------

  Net Investment Income                                     .28

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .19


Total from Investment Operations                            .47

Accumulation Unit Value,
  End of Period                    $                      10.37
                                   ============================


Total Return**                                           7.18%*


Contract Owners Equity,
  End of Period (in thousands)     $                      5,276


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       3.75%*


Number of Units Outstanding
  at End of Period                                      508,830

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
      (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - SMALL CAP STOCK PORTFOLIO (MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT, INC.)

                                   For the Period From 5/01/96
                                         Through 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                      10.51
                                   ----------------------------

  Net Investment Income                                     .39

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .41


Total from Investment Operations                            .80

Accumulation Unit Value,
  End of Period                    $                      11.31
                                   ============================


Total Return**                                          11.49%*


Contract Owners Equity,
  End of Period (in thousands)     $                     13,993


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       9.65%*


Number of Units Outstanding
  at End of Period                                    1,237,405

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
      (investment advisory fees and portfolio operating expenses)..

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - LARGE CAP STOCK PORFOLIO (MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT, INC.)

                                   For the Period From 5/01/96
                                         Through 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                      10.00
                                   ----------------------------

  Net Investment Income                                     .22

  Net Realized and Unrealized
    Gain from Security
      Transactions                                         1.11


Total from Investment Operations                           1.33

Accumulation Unit Value,
  End of Period                    $                      11.33
                                   ============================


Total Return**                                          20.47%*


Contract Owners Equity,
  End of Period (in thousands)     $                     15,751


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       3.02%*


Number of Units Outstanding
  at End of Period                                    1,389,606

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
      (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - SELECT EQUITY PORTFOLIO (MANAGED BY J.P. MORGAN INVESTMENT
MANAGEMENT, INC.)

                                   FOR THE PERIOD FROM 5/01/96
                                         THROUGH 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                      10.08
                                   ----------------------------

  Net Investment Income                                     .10

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .66


Total from Investment Operations                            .76

Accumulation Unit Value,
  End of Period                    $                      10.84


Total Return**                                          11.34%*


Contract Owners Equity,
  End of Period (in thousands)     $                     22,159


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       3.12%*


Number of Units Outstanding
  at End of Period                                    2,044,523

*   Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
     (investment advisory fees and portfolio operating expenses).

                               See accompanying notes to financial statements.

                                             COVA VARIABLE ANNUITY ACCOUNT ONE
                                                          FINANCIAL HIGHLIGHTS
    Financial Highlights for each accumulation unit outstanding throughout the period
                                          per sub-account are presented below:


COVA SERIES TRUST - INTERNATIONAL EQUITY PORTFOLIO (MANAGED BY J.P. MORGAN
INVESTMENT MANAGEMENT, INC.)

                                   For the Period From 5/01/96
                                         Through 12/31/96

Accumulation Unit Value,
  Beginning of Period              $                      10.21
                                   ----------------------------

  Net Investment Income                                     .02

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .74


Total from Investment Operations                            .76

Accumulation Unit Value,
  End of Period                    $                      10.97
                                   ============================


Total Return**                                          11.16%*


Contract Owners Equity,
  End of Period (in thousands)     $                     14,333


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       0.46%*


Number of Units Outstanding
  at End of Period                                    1,306,892

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios
      (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


LORD ABBETT SERIES FUND, INC. - GROWTH AND INCOME PORTFOLIO

                                   For the Year    For theYear    For the Year    For the Year    For the Year
                                   Ended           Ended          Ended           Ended           Ended
                                        12/31/96       12/31/95        12/31/94        12/31/93        12/31/92

Accumulation Unit Value,
  Beginning of Period              $       21.31   $      16.64   $       16.42   $       14.50   $       12.73
                                   --------------  -------------  --------------  --------------  --------------

  Net Investment Income                     1.32           1.37             .76             .88            1.06

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                          2.46           3.30            (.54)           1.04             .71


Total from Investment Operations            3.78           4.67             .22            1.92            1.77
                                   --------------  -------------  --------------  --------------  --------------

Accumulation Unit Value,
---------------------------------
  End of Period                    $       25.09   $      21.31   $       16.64   $       16.42   $       14.50
---------------------------------  ==============  =============  ==============  ==============  ==============


Total Return*                              17.76%         28.03%           1.32%          13.24%          13.98%
---------------------------------  --------------  -------------  --------------  --------------  --------------


Contract Owners Equity,
---------------------------------
  End of  Period (in thousands)    $     294,358   $    190,630   $     114,416   $      82,033   $      37,146
---------------------------------  --------------  -------------  --------------  --------------  --------------


Ratio of Expenses to Average
---------------------------------
  Contract Owners' Equity                   1.40%          1.40%           1.40%           1.40%           1.40%
---------------------------------  --------------  -------------  --------------  --------------  --------------


Ratio of Net Investment Income
---------------------------------
  to Average Contract
---------------------------------
    Owners' Equity                          6.59%          8.57%           5.40%           8.12%          10.59%
---------------------------------  --------------  -------------  --------------  --------------  --------------


Number of Units Outstanding
---------------------------------
  at End of Period                    11,732,301      8,947,108       6,875,139       4,994,582       2,560,999
---------------------------------  --------------  -------------  --------------  --------------  --------------

* Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolio  (investment advisory fees and portfolio operating expenses)

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


LORD ABBETT SERIES FUND, INC. - GLOBAL EQUITY PORTFOLIO

                                    For the Year    For the Year    For the Year    For the Year    For the Year
                                   --------------  --------------  --------------  --------------  --------------
                                       Ended           Ended           Ended           Ended           Ended
                                   --------------  --------------  --------------  --------------  --------------
                                      12/31/96        12/31/95        12/31/94        12/31/93        12/31/92
                                   --------------  --------------  --------------  --------------  --------------


Accumulation Unit Value,
---------------------------------
  Beginning of Period              $       14.52   $       13.33   $       13.29   $       10.64   $       10.97
---------------------------------  --------------  --------------  --------------  --------------  --------------

  Net Investment Income                     1.70             .91            1.45             .24             .18

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                          (.81)            .28           (1.41)           2.41            (.51)

Total from Investment Operations             .89            1.19             .04            2.65            (.33)
                                   --------------  --------------  --------------  --------------  --------------

Accumulation Unit Value,
---------------------------------
  End of Period                    $       15.41   $       14.52   $       13.33   $       13.29   $       10.64
---------------------------------  ==============  ==============  ==============  ==============  ==============

Total Return*                               6.18%           8.91%            .27%          24.91%         (2.98)%
---------------------------------  --------------  --------------  --------------  --------------  --------------


Contract Owners Equity,
---------------------------------
  End of  Period (in thousands)    $       2,383   $       2,500   $       3,108   $       3,635   $       3,249
---------------------------------  --------------  --------------  --------------  --------------  --------------


Ratio of Expenses to Average
---------------------------------
  Contract Owners' Equity                   1.40%           1.40%           1.40%           1.40%           1.40%
---------------------------------  --------------  --------------  --------------  --------------  --------------


Ratio of Net Investment Income
---------------------------------
  to Average Contract
---------------------------------
    Owners' Equity                         10.33%           5.36%           9.78%           1.88%           1.38%
---------------------------------  --------------  --------------  --------------  --------------  --------------


Number of Units Outstanding
---------------------------------
  at End of Period                       154,609         172,206         233,186         273,399         305,314
---------------------------------  --------------  --------------  --------------  --------------  --------------

* Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.



COVA VARIABLE ANNUITY ACCOUNT ONE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


GENERAL AMERICAN CAPITAL COMPANY - MONEY MARKET PORTFOLIO

                                    For the Period From 6/03/96
                                   -----------------------------
                                         Through 12/31/96
                                   -----------------------------


Accumulation Unit Value,
---------------------------------
  Beginning of Period              $                      10.00
---------------------------------  -----------------------------

  Net Investment Income                                    (.08)

  Net Realized and Unrealized
    Gain from Security
      Transactions                                          .31


Total from Investment Operations                            .23

Accumulation Unit Value,
  End of Period                    $                      10.23
                                   =============================


Total Return**                                           4.05%*


Contract Owners Equity,
  End of Period (in thousands)     $                        358


Ratio of Expenses to Average
  Contract Owners' Equity                                1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                     (1.40)%*


Number of Units Outstanding
  at End of Period                                       34,964

*    Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

1.  Organization:

Cova Variable Annuity Account One, (the "Separate Account") is a separate investment account established by a resolution of the Board of Directors of Cova Financial Services Life Insurance Company ("Cova"). The Separate Account operates as a Unit Investment Trust under the Investment Company Act of 1940.

The Separate Account is divided into sub-accounts, with the assets of each sub-account invested in the Cova Series Trust ("Trust"), the Lord Abbett Series Fund, Inc. ("Fund") or General American Capital Company (GACC). The Trust consists of eleven portfolios of which five portfolios are managed by Van Kampen American Capital Investment Advisory Corp., five are managed by J.P. Morgan Investment Management, Inc. and one portfolio is managed by Lord, Abbett & Co. The Trust portfolios available for investment are the Quality Income, High Yield, Growth and Income, Money Market, Stock Index, Select Equity, Large Cap Stock, Small Cap Stock, International Equity, Quality Bond, and Bond Debenture Portfolios. The Fund has two portfolios available for investment: the Growth and Income, and Global Equity Portfolios. GACC has the Money Market Portfolio available for investment. Not all portfolios of the Trust, Fund and GACC are available for investment depending upon the nature and specific terms of the different contracts currently being offered for sale. The Trust, Fund and GACC are all diversified, open-end, management investment companies which are intended to meet differing investment objectives.

The Trust Quality Income Portfolio invests in U.S. Government issued debt obligations and in various investment-grade debt instruments, including mortgage pass-through certificates and collateralized mortgage obligations. The Trust High Yield Portfolio invests primarily in medium and lower-grade debt securities and futures and options contracts. The Trust Growth and Income Portfolio invests primarily in common stocks and futures and options contracts. The Trust Money Market and GACC Money Market Portfolios invest in short-term money market instruments. The Trust Stock Index Portfolio invests in common stocks, stock index futures and options, and short-term securities. The Trust Select Equity and Large Cap Stock Portfolios invest in stocks of large and medium-sized companies. The Trust Small Cap Stock Portfolio invests primarily in the common stock of small U.S. companies. The Trust International Equity Portfolio invests primarily in stocks of established companies based in developed countries. The Trust Quality Bond Portfolio invests primarily in higher grade debt securities. The Trust Bond Debenture Portfolio invests primarily in convertible and discount debt securities. The Fund Growth and Income Portfolio invests in common stocks. The Fund Global Equity Portfolio invests primarily in both domestic and foreign common stocks and forward currency contracts.

In order to satisfy diversification requirements and provide for optimum policyholder returns, Cova has made periodic contributions to the Trust and Fund to provide for the initial purchases of investments. In return, Cova has been credited with accumulation units of the Separate Account. As additional funds are received through policyholder deposits, Cova has, at its discretion and without adversely impacting the investment operations of the Trust and Fund, removed its capital investment in the Separate Account by liquidating accumulation units. In 1996, Cova contributed approximately $35.5 million to the Separate Account of which, after subsequent redemptions, net of realized and unrealized gains and losses on investments, approximately $15.0 million remains as of December 31, 1996.

2.  SIGNIFICANT ACCOUNTING POLICIES:

A.  INVESTMENT VALUATION

Investments in shares of the Trust, Fund and GACC are carried in the statement of assets and liabilities at the underlying net asset value of the Trust, Fund and GACC. The net asset value of the Trust, Fund and GACC has been determined on the market value basis and is valued daily by the Trust, Fund and GACC investment managers. Realized gains and losses are calculated by the average cost method.

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

B.  REINVESTMENT OF DIVIDENDS

With the exception of GACC, dividends received from net investment income and net realized capital gains are reinvested in additional shares of the portfolio of the Trust or Fund making the distribution or, at the election of the Separate Account, received in cash. Dividend income and capital gain distributions are recorded as income on the ex-dividend date.

GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and net realized capital gains are deemed to be passed through to the Separate Account. As a result, GACC does not distribute any dividends or capital gains. During December of each year, accumulated investment income and capital gains of the underlying GACC fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account.

C.  FEDERAL INCOME TAXES

Operations of the Separate Account form a part of Cova, which is taxed as a "Life Insurance Company" under the Internal Revenue Code ("Code"). Under current provisions of the Code, no Federal income taxes are payable by Cova with respect to earnings of the Separate Account.

Under the principles set forth in Internal Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Cova believes that it will be treated as the owner of the assets invested in the Separate Account for Federal income tax purposes, with the result that earnings and gains, if any, derived from those assets will not be included in a contract owners gross income until amounts are withdrawn or received pursuant to an Optional Payment Plan.

3.  CONTRACT CHARGES:

There are no deductions made from purchase payments for sales charges at the time of purchase. However, if all or a portion of the contract value is withdrawn, a withdrawal charge is calculated and deducted from the contract value. The withdrawal charge is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided that the contract value prior to withdrawal exceeds $5,000, an owner may make a withdrawal each contract year of up to 10% of the aggregate purchase payments free from withdrawal charges.

An annual contract maintenance charge of $30 is imposed on all contracts with contract values less than $50,000 on their policy anniversary. The charge covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the contract value is allocated.

Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among other offered and available account options of the Separate Account and fixed rate annuities of Cova. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred will be deducted from the account value. If the owner is participating in the Dollar Cost Averaging program, such related transfers are not taken into account in determining any transfer fee.

For the year ended December 31, 1996, withdrawal and account transfer charges of approximately $280 thousand and contract maintenance charges of approximately $240 thousand were deducted from the contract values in the Separate Account.

Mortality and expense risks assumed by Cova are compensated by a charge equivalent to an annual rate of 1.25% of the value of net assets. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant, and to waive the withdrawal charge in the event of the death of the contract owner.


COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

In addition, the Separate Account bears certain administration expenses, which are equivalent to an annual rate of .15% of net assets. These charges cover the cost of establishing and maintaining the contracts and Separate Account.

Cova currently advances any premium taxes due at the time purchase payments are made and then deducts premium taxes from the contract value at the time annuity payments begin or upon withdrawal if Cova is unable to obtain a refund. Cova, however, reserves the right to deduct premium taxes when incurred.

4.  GAIN/(LOSS) ON INVESTMENTS:

The table below summarizes realized and unrealized gains and losses on investments:

REALIZED GAIN/(LOSS) ON INVESTMENTS (IN THOUSANDS OF DOLLARS):

                                             For the Year    For the Year
                                            --------------  --------------
                                                Ended           Ended
                                            --------------  --------------
                                               12/31/96        12/31/95
                                            --------------  --------------

Trust Quality Income Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $      13,850   $      21,223
------------------------------------------  --------------  --------------
 Aggregate Cost                                    13,806          21,207
------------------------------------------  --------------  --------------
   Net Realized Gain on Investments         $          44   $          16
------------------------------------------  --------------  ==============

Trust High Yield Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $      22,909   $       1,957
------------------------------------------  --------------  --------------
 Aggregate Cost                                    23,078           2,074
------------------------------------------  --------------  --------------
   Net Realized Loss on Investments         $        (169)  $        (117)
------------------------------------------  ==============  ==============

Trust Growth and Income Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $       1,508   $       1,127
------------------------------------------  --------------  --------------
 Aggregate Cost                                     1,344           1,082
------------------------------------------  --------------  --------------
   Net Realized Gain on Investments         $         164   $          46
------------------------------------------  ==============  ==============

Trust Money Market Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $      36,177   $      71,027
------------------------------------------  --------------  --------------
 Aggregate Cost                                    36,177          71,027
------------------------------------------  --------------  --------------
   Net Realized Gain/(Loss) on Investments             --              --
------------------------------------------  ==============  ==============

Trust Stock Index Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $      21,062   $      19,097
------------------------------------------  --------------  --------------
 Aggregate Cost                                    17,170          16,508
------------------------------------------  --------------  --------------
   Net Realized Gain on Investments         $       3,892   $       2,589
------------------------------------------  ==============  ==============

Trust Bond Debenture Portfolio
------------------------------------------
 Aggregate Proceeds From Sales              $         635
------------------------------------------  --------------
 Aggregate Cost                                       622   N/A
------------------------------------------  --------------  --------------
   Net Realized Gain on Investments         $          13
------------------------------------------  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:

REALIZED GAIN/(LOSS) ON INVESTMENTS (IN THOUSANDS OF DOLLARS):

                                       For the Year   For the Year
                                      --------------  -------------
                                          Ended           Ended
                                      --------------  -------------
                                         12/31/96       12/31/95
                                      --------------  -------------

Trust Quality Bond Portfolio
------------------------------------
 Aggregate Proceeds From Sales        $       2,991
------------------------------------  --------------
 Aggregate Cost                               2,947   N/A
------------------------------------  --------------
   Net Realized Gain on Investments   $          44
                                      ==============

Trust Small Cap Stock Portfolio       $       1,882
 Aggregate Proceeds From Sales                1,835   N/A
                                      --------------
 Aggregate Cost                       $          47
                                      ==============
   Net Realized Gain on Investments

Trust Large Cap Stock  Portfolio
 Aggregate Proceeds From Sale         $       1,423
 Aggregate Cost                               1,338   N/A
                                      --------------
   Net Realized Gain on Investments   $          85
                                      ==============

Trust Select Equity Portfolio
 Aggregate Proceeds From Sales        $       1,680
 Aggregate Cost                               1,697   N/A
                                      --------------
   Net Realized Loss on Investments   $         (17)
                                      ==============

Trust International Equity Portfolio
 Aggregate Proceeds From Sales        $       4,568
 Aggregate Cost                               4,496   N/A
                                      --------------
   Net Realized Gain on Investments   $          72
                                      ==============



Fund Growth and Income Portfolio:
 Aggregate Proceeds From Sales        $       2,696   $       4,043
 Aggregate Cost                               2,164           3,660
   Net Realized Gain on Investments   $         532   $         383
                                      ==============  =============

Fund Global Equity Portfolio:
 Aggregate Proceeds From Sales        $         372   $         946
 Aggregate Cost                                 329             883
   Net Realized Gain on Investments   $          43   $          63
                                      ==============  =============


COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:

REALIZED GAIN/(LOSS) ON INVESTMENTS (IN THOUSANDS OF DOLLARS):

                                                                   For the Year    For the Year
                                                                  --------------  --------------
                                                                      Ended           Ended
                                                                  --------------  --------------
                                                                     12/31/96        12/31/95
                                                                  --------------  --------------

GACC Money Market Portfolio
----------------------------------------------------------------
 Aggregate Proceeds From Sales                                    $           6
----------------------------------------------------------------  --------------
 Aggregate Cost                                                               6   N/A
----------------------------------------------------------------  --------------
   Net Realized Gainon Investments                                           --
                                                                  ==============

UNREALIZED GAIN/(LOSS) ON INVESTMENTS (IN THOUSANDS OF DOLLARS):
----------------------------------------------------------------
Trust Quality Income Portfolio:
 End of Period                                                    $         935   $       1,469
 Beginning of Period                                                      1,469          (2,131)
   Net Change in Unrealized Gain/(Loss) on Investments            $        (534)  $       3,600
                                                                                  ==============

Trust High Yield Portfolio:
 End of Period                                                    $         491   $        (461)
 Beginning of Period                                                       (461)         (2,247)
   Net Change in Unrealized Gain on Investments                   $         952   $       1,786
                                                                                  ==============

Trust Growth and Income Portfolio:
 End of Period                                                    $       4,202   $       1,636
 Beginning of Period                                                      1,636            (612)
   Net Change in Unrealized Gain on Investments                   $       2,566   $       2,248
                                                                  ==============  ==============

Trust Money Market Portfolio:
 End of Period                                                               --              --
 Beginning of Period                                                         --            (110)
   Net Change in Unrealized Gain on Investments                              --   $         110
                                                                  ==============  ==============


Trust Stock Index Portfolio:
 End of Period                                                    $      20,271   $      10,976
 Beginning of Period                                                     10,976            (862)
   Net Change in Unrealized Gain on Investments                   $       9,295   $      11,838
                                                                  ==============  ==============

Trust Bond Debenture Portfolio:
 End of Period                                                    $         271
 Beginning of Period                                                         --   N/A
   Net Change in Unrealized Gain on Investments                   $         271
                                                                  ==============

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:

UNREALIZED GAIN/(LOSS) ON INVESTMENT (IN THOUSANDS OF DOLLARS):


                                                         For the Year   For the Year
                                                            Ended           Ended
                                                           12/31/96       12/31/95
Trust Quality Bond Portfolio:
 End of Period                                          $          30
 Beginning of Period                                               --   N/A
   Net Change in Unrealized Gain on Investments         $          30
                                                        ==============

Trust Small Cap Portfolio:
 End of Period                                          $         533
 Beginning of Period                                               --   N/A
   Net Change in Unrealized Gain on Investments         $         533
                                                        ==============

Trust Large Cap Portfolio:
 End of Period                                          $       1,531
 Beginning of Period                                               --   N/A
   Net Change in Unrealized Gain on Investments         $       1,531
                                                        ==============

Trust Select Equity Portfolio:
 End of Period                                          $       1,210
 Beginning of Period                                               --   N/A
   Net Change in Unrealized Gain on Investments         $       1,210
                                                        ==============

Trust International Equity Portfolio:
 End of Period                                          $         796
 Beginning of Period                                               --   N/A
   Net Change in Unrealized Gain on Investments         $         796
                                                        ==============

Fund Growth and Income Portfolio:
 End of Period                                          $      46,489   $      22,469
 Beginning of Period                                           22,469             285
   Net Change in Unrealized Gain on Investments         $      24,020   $      22,184
                                                        ==============  =============

Fund Global Equity Portfolio:
 End of Period                                          $           1   $         152
 Beginning of Period                                              152             147
   Net Change in Unrealized Gain/(Loss) on Investments          ($151)  $           5
                                                        ==============  =============

GACC Money Market Portfolio
 End of Period                                          $           6   N/A
 Beginning of Period                                               --
   Net Change in Unrealized Gain on Investments         $           6
                                                        ==============

COVA VARIABLE ANNUITY ACCOUNT ONE
NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 1996
and for the year ended December 31, 1995

5.  ACCOUNT UNIT TRANSACTIONS:

The change in the number of accumulation units resulting from account unit transactions is as follows:

                                COVA
                                                        LORD ABBETT

                         SERIES TRUST
                                                 SERIES FUND, INC.  GACC

_____________________________________________________________________________
_______________         ______________   _______

__

                             QUALITY       HIGH      GROWTH &      MONEY       STOCK        BOND      QUALITY     SMALL
                              INCOME      YIELD       INCOME      MARKET       INDEX     DEBENTURE     BOND     CAP STOCK
                            ----------  ----------  ----------  -----------  ----------  ----------  ---------  ----------
Balances at
   December 31, 1994        2,576,412   1,157,642     977,209    6,963,421   3,151,443   N/A         N/A        N/A

Redemptions by Cova                --          --          --           --          --          --         --          --
Units Sold                    181,275     195,356     162,687    2,450,650     163,890          --         --          --
Units Redeemed               (362,175)   (114,778)    (55,487)    (405,521)   (300,704)         --         --          --
Units Transferred             295,120     632,013     258,424   (6,021,418)  2,422,351          --         --          --

Balance at
   December 31, 1995        2,690,633   1,870,232   1,342,833    2,987,132   5,436,980   N/A         N/A        N/A

Contributions by Cova Life         --          --          --           --          --      50,000    500,000     500,000
Redemptions by Cova                --          --          --           --          --     (50,000)  (294,154)   (500,000)
Units Sold                    106,671      98,690     180,267    3,772,567     216,989     360,638     98,567     580,659
Units Redeemed               (280,149)   (113,437)    (59,321)    (259,281)   (283,639)    (10,552)    (2,065)     (6,730)
Units Transferred             817,805     145,699     442,117   (3,915,492)   (689,475)    309,577    206,482     663,476

Balance at
   December 31, 1996        3,334,960   2,001,184   1,905,896    2,584,926   4,680,855     659,663    508,830   1,237,405


                              LARGE       SELECT       INTL      GROWTH &     GLOBAL    MONEY
                            CAP STOCK     EQUITY      EQUITY      INCOME      EQUITY   MARKET      TOTAL
                            ----------  ----------  ----------  -----------  --------  -------  -----------
Balances at
   December 31, 1994        N/A         N/A         N/A          6,875,139   233,186   N/A      21,934,453

Redemptions by Cova                --          --          --           --   (10,000)              (10,000)
Units Sold                         --          --          --    1,505,688    50,282             4,709,829
Units Redeemed                     --          --          --     (940,462)  (91,135)           (2,270,262)
Units Transferred                  --          --          --    1,506,743   (10,127)             (916,893)

Balance at
   December 31, 1995        N/A         N/A         N/A          8,947,108   172,206   N/A      23,447,125

Contributions by Cova Life  1,500,000     500,000     500,000           --        --       --    3,550,000
Redemptions by Cova          (367,586)   (500,000)   (500,000)          --        --       --   (2,211,740)
Units Sold                     76,199   1,024,461     550,620    1,374,562    15,160    8,787    8,464,837
Units Redeemed                   (522)    (11,729)     (5,835)    (587,874)  (21,479)     (96)  (1,642,709)
Units Transferred             181,515   1,031,791     762,107    1,998,505   (11,278)  26,273    1,969,102

Balance at
   December 31, 1996        1,389,606   2,044,523   1,306,892   11,732,301   154,609   34,964   33,576,614




COVA FINANCIAL SERVICES
LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Financial Statements

December 31, 1996, 1995 and 1994

(With Independent Auditors' Report Thereon)

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
Cova Financial Services Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Cova Financial Services Life Insurance Company and subsidiaries (a wholly owned subsidiary of Cova Corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders equity and cash flows for the year ended December 31, 1996 and the period from June 1, 1995 to December 31, 1995 (Successor periods), and from January 1, 1995 to May 31, 1995, and for the year ended December 31, 1994 (Predecessor periods). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Services Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the Successor periods, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the Predecessor periods presented, in conformity with generally accepted accounting principles.






St. Louis, Missouri
March 7, 1997

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Balance Sheets

December 31, 1996 and 1995
(In thousands of dollars)


                 ASSETS                                       1996
1995

Investments:
  Debt securities available for sale at market
(cost of $952,817 in 1996 and $583,868 in 1995)       $  949,611  $  594,556
  Mortgage loans (net)                                   244,103      77,472
  Policy loans                                            22,336      19,125
  Short-term investments at cost which approximates
    market                                                 4,404       7,859
                                                      ----------  ----------

Total investments                                      1,220,454     699,012
                                                      ----------  ----------

Cash and cash equivalents - interest bearing              38,322      59,312
Cash - non-interest bearing                                5,501       2,944
Receivable from sale of securities                         1,064          --
Accrued investment income                                 15,011       9,116
Deferred policy acquisition costs                         49,833      14,468
Present value of future profits                           46,389      38,155
Goodwill                                                  20,849      23,358
Federal and state income taxes recoverable                 1,461         397
Deferred tax benefits (net)                               13,537      13,556
Receivable from OakRe                                  1,973,813   2,391,982
Reinsurance receivables                                    3,504       8,891
Other assets                                               2,205       2,425
Separate account assets                                  641,871     410,449
                                                      ----------  ----------

Total Assets                                          $4,033,814  $3,674,065
                                                      ==========  ==========

See accompanying notes to consolidated financial statements.
(continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Balance Sheets (Continued)

December 31, 1996 and 1995
(In thousands of dollars)


LIABILITIES AND SHAREHOLDERS EQUITY                   1996         1995

Policyholder deposits                         $3,135,325   $3,033,763
Future policy benefits                            32,342       28,071
Payable on purchase of securities                 15,978        5,327
Accounts payable and other liabilities            19,764       20,143
Future purchase price payable to OakRe            16,051       23,967
Guaranty fund assessments                         12,409       14,259
Separate account liabilities                     626,901      410,449
                                              -----------  -----------

Total Liabilities                              3,858,770    3,535,979
                                              -----------  -----------

Shareholders equity:
  Common stock, $2 par value.  (Authorized
5,000,000 shares; issued and outstanding
2,899,446 shares in 1996 and 1995)                 5,799        5,799
  Additional paid-in capital                     166,491      129,586
  Retained earnings                                3,538          (63)
  Net unrealized appreciation/(depreciation)
    on securities, net of tax                       (784)       2,764
                                              -----------  -----------

Total Shareholders Equity                        175,044      138,086
                                              -----------  -----------

Total Liabilities and Shareholders Equity     $4,033,814   $3,674,065
                                              ===========  ===========


See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Income

Years ended December 31, 1996, 1995, and 1994
(In thousands of dollars)

                                                       THE COMPANY             PREDECESSOR
                                                             7 MONTHS      5 MONTHS
                                                               ENDED        ENDED
                                                    1996      12/31/95     5/31/95       1994

Revenues:
  Premiums                                          $ 3,154  $   921   $   1,097   $    2,787
  Net investment income                              70,629   24,188      92,486      277,616
  Net realized gain (loss) on sale of investments       472    1,324     (12,414)    (101,361)
  Separate Account charges                            7,205    2,957       1,818        3,992
  Other income                                        1,320      725       1,037        2,713
                                                    -------  --------  ----------  -----------

Total revenues                                       82,780   30,115      84,024      185,747
                                                    -------  --------  ----------  -----------

Benefits and expenses:
  Interest on policyholder deposits                  50,100   17,706      97,867      249,905
  Current and future policy benefits                  5,130    1,785       1,830        5,259
  Operating and other expenses                       14,573    7,126      12,777       24,479
  Amortization of purchased intangible assets         2,332    3,030          --           --
  Amortization of deferred acquisition costs          4,389      100      11,157      125,357
                                                    -------  --------  ----------  -----------

Total Benefits and Expenses                          76,524   29,747     123,631      405,000
                                                    -------  --------  ----------  -----------

Income/(loss) before income taxes                     6,256      368     (39,607)    (219,253)
                                                    -------  --------  ----------  -----------
Income Taxes:
  Current                                             1,740    1,011     (16,404)     (46,882)
  Deferred                                              915     (580)      6,340      (30,118)
                                                    -------  --------  ----------  -----------

Total income tax expense/(benefit)                    2,655      431     (10,064)     (77,000)
                                                    -------  --------  ----------  -----------

Net Income/(Loss)                                   $ 3,601  $   (63)  $ (29,543)  $(142,253))
                                                    =======  ========  ==========  ===========


See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Shareholders Equity

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)

                                                     THE COMPANY                PREDECESSOR
                                                             7 MONTHS      5 MONTHS
                                                              ENDED          ENDED
                                                     1996    12/31/95       5/31/95     1994

Common stock ($2 par value common stock;
  Authorized 5,000,000 shares; issued and
    outstanding 2,899,446 in 1996, 1995 and 1994
      Balance at beg. of period)                   $  5,799   $  5,799   $  5,799   $   5,632
  Par value of additional shares issued                  --         --         --         167
                                                   ---------  ---------             ----------

Balance at end of period                              5,799      5,799      5,799       5,799
                                                   ---------  ---------  ---------  ----------

Additional paid-in capital:
  Balance at beginning of period                    129,586    137,749    136,534     120,763
Adjustment to reflect purchase acquisition
  indicated in note 2                                    --    (52,163)        --          --
Capital contribution                                 36,905     44,000      1,215      15,771
                                                   ---------  ---------  ---------  ----------

Balance at end of period                            166,491    129,586    137,749     136,534
                                                   ---------  ---------  ---------  ----------

Retained earnings/(deficit):
  Balance at beginning of period                        (63)   (36,441)     1,506     143,759
Adjustment to reflect purchase acquisition               --     36,441         --          --
   indicated in note 2
 Net income/(loss)                                    3,601        (63)   (29,543)   (142,253)
 Dividends to shareholder                                --         --     (8,404)         --
                                                   ---------  ---------  ---------  ----------

Balance at end of period                           $  3,538   $    (63)  $(36,441)  $   1,506
                                                   ---------  ---------  ---------  ----------

See accompanying notes to consolidated financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Shareholders Equity (Continued)

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                          THE COMPANY            PREDECESSOR
                                                                 7 MONTHS   5 MONTHS
                                                                   ENDED     ENDED
                                                         1996    12/31/95   5/31/95     1994

Net unrealized appreciation/(depreciation)of   securities:
 Balance at beginning of period                                 2,764   $(28,837)  $ (65,228)  $    (321)
 Adjustment to reflect purchase acquisition
   indicated in note 2                                             --     28,837          --          --
 Implementation of change in accounting for
    marketable debt and equity securities,
      net of effects of deferred taxes
       of $18,375 and deferred acquisition
          costs of $42,955                                         --         --          --      34,125
 Change in unrealized appreciation/(depreciation)
    of debt and equity securities                             (13,915)    10,724     178,010    (357,502)
 Change in deferred Federal income taxes                        1,910     (1,489)    (18,458)     53,324
 Change in deferred acquisition costs attributable
    to unrealized losses/(gains)                                1,561         --    (123,161)    205,146
 Change in present value of future profits
    attributable to unrealized losses/(gains)                   6,896     (6,471)         --          --
                                                             ---------  ---------              ----------
 Balance at end of period                                        (784)     2,764     (28,837)    (65,228)
                                                             ---------  ---------  ----------  ----------

 Total Shareholders Equity                                   $175,044   $138,086   $  78,270   $  78,611
                                                             =========  =========  ==========  ==========

See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                      THE COMPANY            PREDECESSOR
                                                            7 MONTHS    5 MONTHS
                                                              ENDED       ENDED
                                                  1996       12/31/95    5/31/95      1994


Cash flows from operating activities:
  Interest and dividend receipts                 $  68,622   $  18,744   $  131,439   $   309,856
  Premiums received                                  3,154         921        1,097         2,787
  Insurance and annuity benefit payments            (3,729)     (2,799)      (1,809)       (3,755)
  Operating disbursements                          (17,158)    (10,480)      (9,689)      (26,023)
  Taxes on income refunded (paid)                   (3,016)         60       48,987        17,032
  Commissions and acquisition costs paid           (36,735)    (17,456)     (23,872)      (26,454)
  Other                                                937         529        1,120           836
                                                 ----------  ----------  -----------  ------------

Net cash provided by/(used in) operating
  activities                                        12,075     (10,481)     147,273       274,279
                                                 ----------  ----------  -----------  ------------

Cash flows from investing activities:
  Cash used for the purchase of investment
    securities                                    (715,274)   (875,994)    (575,891)   (1,935,353)
  Proceeds from investment securities sold and
    matured                                        262,083     253,814    2,885,053     3,040,474
  Other                                            (14,166)        179       (8,557)       (8,185)
                                                 ----------  ----------  -----------  ------------

Net cash provided by/(used in) investing
  activities                                     $(467,357)  $(622,003)  $2,300,605   $ 1,096,936
                                                 ----------  ----------  -----------  ------------

See accompanying notes to consolidated financial statements.
(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                     THE COMPANY             PREDECESSOR
                                                            7 MONTHS     5 MONTHS
                                                              ENDED        ENDED
                                                  1996       12/31/95     5/31/95     1994

Cash flows from financing activities:
  Policyholder deposits                      $ 446,784   $ 132,752   $    130,660   $  274,960
  Transfers from/(to) OakRe                    574,010     628,481     (3,048,531)          --
  Transfer to Separate Accounts               (119,592)    (37,946)        (4,835)     (33,548)
  Return of policyholder deposits             (491,025)   (436,271)      (290,586)    (608,868)
  Dividends to Shareholder                          --          --         (8,404)          --
  Capital contributions received                20,000      44,000          1,215       15,938
                                             ----------  ----------  -------------  -----------

Net cash provided by/(used in) financing
  activities                                   430,177     331,016     (3,220,481)    (351,518)
                                             ----------  ----------  -------------  -----------

Increase/(decrease) in cash and cash
  equivalents                                  (25,105)   (301,468)      (772,603)   1,019,697

Cash and cash equivalents at beginning of
  period                                        62,256     363,724      1,136,327      116,630
CFLIC contributed cash (Note 9)                  6,672          --             --           --
Cash and cash equivalents at end of period   $  43,823   $  62,256   $    363,724   $1,136,327
                                             ==========  ==========  =============  ===========


See accompanying notes to consolidated financial statements.

(Continued)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Consolidated Statements of Cash Flows, Continued
(In thousands of dollars)

                                                       THE COMPANY          PREDECESSOR
                                                              7 MONTHS   5 MONTHS
                                                                ENDED      ENDED
                                                    1996      12/31/95    5/31/95    1994

Reconciliation of net income/(loss)to net cash
 provided by operating activities:
   Net income/(loss)                                 $  3,601   $    (63)  $(29,543)  $(142,253)
   Adjustments to reconcile net income/(loss)
     to net cash provided by operating activities:
       Increase/(decrease) in future policy
         benefits (net of reinsurance)                    680     (1,013)        11       1,494
       Increase/(decrease) in payables and accrued
           liabilities                                  2,900       (392)   (10,645)      3,830
       Decrease/(increase) in accrued investment
           income                                      (4,778)    (7,904)    32,010      21,393
       Amortization of intangible assets                6,721      3,831     11,309     125,722
       Amortization and accretion of securities
           premiums and discounts                       2,751        307      2,410       3,635
       Recapture commissions paid to OakRe             (4,483)    (4,777)        --          --
       Net realized losson sale of
           investments                                   (472)    (1,324)    12,414     101,361
       Interest accumulated on policyholder
           deposits                                    50,100     17,706     97,867     249,905
       Investment expenses paid                         1,151        642      2,373       7,296
       Decrease/(Increase)in guaranty assessments          --       (104)     5,070        (935)
       Increase/(decrease) in current and deferred
           Federal income taxes                          (351)       491     38,923     (59,263)
       Separate account net loss                       (2,008)         1          1           2
       Deferral of acquisition costs                  (34,803)   (14,568)   (13,354)    (30,024)
       Other                                           (8,934)    (3,314)    (1,573)     (7,884)
                                                                           ---------  ----------

Net cash provided by operating activities            $ 12,075   $(10,481)  $147,273   $ 274,279
                                                     =========  =========  =========  ==========

See accompanying notes to consolidated financial statements.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

December 31, 1996, 1995 and 1994

(1)  NATURE OF BUSINESS AND ORGANIZATION

     NATURE OF THE BUSINESS

Cova Financial Services Life Insurance Company (CFSLIC) and subsidiaries (the Company), formerly Xerox Financial Services Life Insurance Company (the Predecessor), market and service single premium deferred annuities, immediate annuities, variable annuities, and single premium whole-life insurance policies. The Company is licensed to do business in 47 states and the District of Columbia. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain Federal income tax penalties on withdrawals.

Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms and banks, approximately 66%, 59% and 57% of the companies sales have been through two specific brokerage firms, A.G. Edwards & Sons, Incorporated. and Edward Jones & Company in 1996, 1995 and 1994, respectively.

     ORGANIZATION

Prior to June 1, 1995 Xerox Financial Services, Inc. (XFSI) owned 100% or 2,899,446 shares of the Predecessor. XFSI is a wholly owned subsidiary of Xerox Corporation.

On June 1, 1995 XFSI sold 100% of the issued and outstanding shares of the Predecessor to Cova Corporation, a subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company, in exchange for approximately $91.4 million in cash and $22.7 million in future payables. In conjunction with this Agreement, the Predecessor also entered into a financing reinsurance transaction that caused OakRe Life Insurance Company(OakRe),a subsidiary of the Predecessor, to assume the economic benefits and risks of the existing single premium deferred annuity deposits (SPDAs) of Cova Financial Services Life Insurance Company, which had an aggregate carrying value at June 1, 1995 of $2,982.0 million. In exchange, the Predecessor transferred specifically identified assets to OakRe with a market value at June 1, 1995 of $2,986.0 million. Ownership of OakRe was retained by XFSI subsequent to the sale of the Predecessor and other affiliates. The Receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods (which will be substantially expired in four years) by the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.




COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1996 and 1995.

In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

The Company owns 100% of the outstanding shares of First Cova Life Insurance Company (a New York domiciled insurance company) (FCLIC) and Cova Financial Life Insurance Company (a California domiciled insurance company) (CFLIC). Ownership of Cova Financial Life Insurance Company was obtained on December
31, 1996 as the result of a capital contribution by Cova Corporation. The Company has presented the consolidated financial position and results of operations for its subsidiaries from the dates of actual ownership (see note
9).

(2)  CHANGE IN ACCOUNTING

Upon closing the sale, the Company restated its financial statements in accordance with "push down purchase accounting", which allocates the net purchase price for the Company and its then sole subsidiary FCLIC of $91.4 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing, however, these allocations were not finalized until 1996. The table below summarizes the final allocation of purchase price:

(In Millions)

                                                   June 1, 1995
                                   --------------
Assets acquired:
  Debt securities                  $         32.4
  Policy loans                               18.3
  Cash and cash equivalents                 363.7
  Present value of future profits            47.4
  Goodwill                                   20.5
  Deferred tax benefit                       24.9
  Receivable from OakRe                   2,969.0
  Other assets                                5.9
  Separate account assets                   332.7
                                   --------------
                                          3,814.8
                                   --------------
Liabilities assumed:
  Policyholder deposits                   3,299.2
  Future policy benefits                     27.2
  Future purchase price payable              22.7
  Deferred Federal income taxes              12.6
  Other liabilities                          29.0
  Separate account liabilities              332.7
                                   --------------
                                          3,723.4
                                   --------------
Adjusted purchase price            $         91.4
                                   ==============

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, the Company also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased and reinsured business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in an increase in shareholders equity of $13.1 million in 1995 reflecting the application of push down purchase accounting. The Companys consolidated financial statements subsequent to June 1, 1995 reflect this new basis of accounting.

All amounts for periods ended before June 1, 1995 are labeled Predecessor and are based on predecessor historical costs. The periods ending on or after such date are labeled The Company, and are based on the new cost basis of the Company or fair values at June 1, 1995 and subsequent results of operations.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     SECURITIES

Investments in all debt securities and those equity securities with readily determinable market values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt and equity securities at December 31, 1996 and 1995 were classified as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported as a separate component of stockholders equity, net of deferred effects of income tax and related effects on deferred acquisition costs.

Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income. Gains or losses on financial future or option contracts which qualify as hedges of investments are treated as basis adjustments and are recognized in income over the life of the hedged investments.

     MORTGAGE LOANS AND OTHER INVESTED ASSETS

Mortgage loans and policy loans are carried at their unpaid principal balances. Real estate is carried at cost less accumulated depreciation. Other invested assets are carried at lower of cost or market.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions and calculated in conformity with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), indicate a likelihood of loss. Prior to 1995, the Company evaluated its real estate-related assets (including accrued interest) by estimating the probabilities of loss utilizing various projections that included several factors relating to the borrower, property, term of the loan, tenant composition, rental rates, other supply and demand factors and overall economic conditions. Generally, at that time, the reserve was based upon the excess of the loan amount over the estimated future cash flows from the loan.

In 1995, the Company adopted Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (SFAS 118). SFAS 118 amends SFAS 114, providing clarification of income recognition issues and requiring additional disclosures relating to impaired loans. The adoption of SFAS 114 and 118 had no effect on the Companys financial position or results of operations at or for the period ended December 31, 1995. The Company had no impaired loans, but did establish a valuation allowance for potential losses on mortgage loans of $88 thousand at December 31, 1996.

Prior to 1995, when an investment supported by real estate collateral was deemed "in-substance" foreclosed, the investment was reclassified as real estate and recorded at its fair value, with any reduction in carrying value recorded as a realized loss. The change in this valuation was recorded as a realized capital gain or loss in the statements of income.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency and demand deposits in banks, US Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

SEPARATE ACCOUNT ASSETS

The separate account investments are assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

In order to provide for optimum policyholder returns, and to allow for the replication of the investment performance of existing cloned mutual funds, the Company has periodically transferred capital to the separate account to provide for the initial purchase of investments in new portfolios. As additional funds have been received through policyholder deposits, the Company has periodically reduced its capital investment in the separate accounts. As of December 31, 1996, approximately $15.0 million of capital investments remained within the separate accounts.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred.
 These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity.

The components of deferred policy acquisition costs are shown below. The effects on deferred policy acquisition costs of the consolidation of CFLIC (see note 9) with the Company are presented separately.



                                              THE COMPANY             PREDECESSOR
                                                      7 MONTHS    5 MONTHS
                                                        ENDED       ENDED
(In Thousands)                    1996     12/31/95    5/31/95      1994

Deferred policy acquisition costs,
  beginning of period                       $14,468   $ 92,398   $ 213,362   $ 146,504
Effects of push down purchase
  accounting                                     --    (92,398)         --          --
Commissions and expenses deferred            34,803     14,568      13,354      30,025
Amortization                                 (4,389)      (100)    (11,157)   (125,357)
Deferred policy acquisition costs
 attributable to unrealized gains/(losses)    1,561         --    (123,161)    162,190
Effects on deferred policy acquisition
  costs of CFLIC consolidation                3,390         --          --          --
                                            --------
Deferred policy acquistion costs,
  end of period                             $49,833   $ 14,468   $  92,398   $ 213,362
                                            ========  =========  ==========  ==========


     PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date:

     PRESENT VALUE OF FUTURE PROFITS

As of June 1, 1995 the Company established an intangible asset which represents the present value of future profits to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pre-tax rate of 18% (12% net after tax).

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, are projected to be 6.8%, 5.8%, 4.6%, 4.5% and 4.7% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a re-allocation of the net purchased intangible asset between present value of future profits, goodwill and the future payable. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996. No restatement of the June 1, 1995 opening Balance Sheet was made.

The components of present value of future profits are below. The effects on present value of future profits of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                                        The Company
                                                                             7 Months
Ended
(In Thousands)                                                        1996
12/31/95

Present value of future profits - beginning of period               38,155    46,709
Interest added                                                       3,274     1,941
Net amortization                                                    (3,747)   (4,024)
Present value of future profits attributable to unrealized gains     6,896    (6,471)
Adjustment due to revised push down purchase accounting                698        --
Effects on present value of future profits of CFLIC consolidation    1,113        --
Present value of future profits - end of period                    $46,389   $38,155

                                                                Future payable

    Pursuant to the financial reinsurance agreement with OakRe, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force into the next guarantee period, the Company will pay a commission to OakRe of
        1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay a commission to OakRe of 0.50%.
                                                                   (continued)

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

   The Company has recorded a future payable that represents the present value ofthe anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement.  The Company expects that this payable will be substantially extinguished by the year 2000.

   The components of this future payable are below.  The effects on the future payable of the consolidation of CFLIC (see note 9) with the Company are presented separately.

                                                              The Company
                                                                 7 Months
Ended
(In Thousands)                                              1996     12/31/95

Future payable - beginning of period                     $23,967   $27,797
Interest added                                               943       947
Payments to OakRe                                         (4,483)   (4,777)
Adjustment due to revised push down purchase accounting   (5,059)       --
Effects on future payable of CFLIC consolidation             683        --
                                                         --------
Future payable - end of period                           $16,051   $23,967
                                                         ========  ========

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

                                                                      Goodwill

     Under the push down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as Goodwill.  The Company has elected to amortize goodwill on the straight line basis over a 20 year period. The components of goodwill are below. The effects on goodwill of the consolidation of CFLIC (see note 9) with the Company are presented separately.



(In Thousands)                                                   The Company
                                                          --------------------
                                                                                 7 Months Ended
                                                                         1996          12/31/95
                                                                                ----------------
Goodwill - beginning of period                            $            23,358   $        24,060
Amortization                                                             (916)             (702)
Adjustment due to revised push down purchase accounting
                                                                       (3,626)               --
Effects on goodwill of CFLIC consolidation                              2,033                --
                                                          --------------------

Goodwill - end of period                                  $            20,849   $        23,358


     Deferred Tax Assets and Liabilities

XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code
Section 338(h)(10). As a result of that election, the tax basis of the Companys assets as of the date of acquisition were revalued based upon fair market values. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $35.3 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

     POLICYHOLDER DEPOSITS

The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Companys policyholder deposits as of December 31, 1996 was 5.77%.

     FUTURE POLICY BENEFITS

Reserves are held for future annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.
COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     PREMIUM REVENUE

The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks.

The Company currently assesses no explicit life insurance premium for its commitment to make payments in excess of its recorded liability that are contingent upon policyholder mortality. Benefits paid in excess of the recorded liability are recognized when incurred as the amounts are not material to the financial statements.

Amounts collected on policies not subject to any mortality or longevity risk are recorded as increases in the policyholder deposits liability.

     FEDERAL INCOME TAXES

Prior to June 1,1995 the revenues and expenses of the Predecessor were included in a consolidated Federal income tax return with its parent company and other affiliates. Allocations of Federal income taxes were based upon separate return calculations.

Subsequent to June 1, 1995, the Company filed its own separate income tax return, independent from its ultimate parent, GALIC.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income to the period that includes the enactment date.

     RISKS AND UNCERTAINTIES

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The following elements of the consolidated financial statements are most affected by the use of estimates and assumptions:

      -   Investment market valuation
      -   Amortization of deferred policy acquisition costs
      -   Amortization of present value of future profits
      -   Recoverability of Goodwill

The market value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

In a similar manner, the amortization of present value of future profits is based on estimates of long-term future profits from existing and recaptured policies.

These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (SFAS 121), which was adopted by the Company in the fourth quarter of 1995, the Company has considered the recoverability of Goodwill and has concluded that no circumstances have occurred which would give rise to impairment of Goodwill for the period ending December 31, 1996.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS #107) applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS #107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The Predecessor adopted Statement of Financial Accounting Standard No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS #119), as of December 31, 1994. SFAS #119 requires increased disclosures about derivative financial instruments including the amount, nature, and terms of all derivative financial instruments as well as disclosure of the purposes for which derivative financial instruments are held, end-of-period fair values and any net gains or losses arising from trading of derivative financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS
     AND ACCRUED INVESTMENT INCOME:

The carrying values amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available for sale."

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

     INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES):

Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. (See note 4 for fair value disclosures). Fair values for mortgages are based on management estimates and incorporate independent appraisals of underlying real property. As of December 31, 1996, fair value of the Companys mortgage loans are equivalent to their carrying value.

    INTEREST RATE SWAPS AND FINANCIAL FUTURES CONTRACTS:

The fair value of interest rate swaps and financial futures contracts are the amounts the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Amounts are based on quoted market prices or pricing models or formulas using current assumptions. (See note 6 for fair value disclosures).

     INVESTMENT CONTRACTS:

The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (Policyholder Deposits) are estimated as the amount payable on demand. As of December 31, 1996 and 1995 the cash surrender value of policyholder funds on deposit were approximately $29.1 million and $2.2 million less than their stated carrying value, respectively. Of the contracts permitting surrender, 90% provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

     REINSURANCE:

The impact of reinsurance on the December 31, 1996 financial statements is not considered material.

The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under Generally Accepted Accounting Principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

     OTHER

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

(4)  INVESTMENTS

The Company's investments in debt and equity securities are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

                                                           1996
                                                       GROSS      GROSS     ESTIMATED
                                          CARRYING   UNREALIZED UNREALIZED    FAIR
AMORTIZED
                                            VALUE       GAINS    LOSSES      VALUE       COST
                                                (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $    7,175  $   29     ($50)  $    7,175  $    7,196
  Collateralized mortgage obligations       382,335     985   (2,721)     382,335     384,071
  Corporate, state, municipalities, and
    political subdivisions                  560,101   3,971   (5,427)     560,101     561,557

Total debt securities                       949,611   4,985   (8,198)     949,611     952,824

Mortgage loans                              244,103      --       --      244,103     244,103
Policy loans                                 22,336      --       --       22,336      22,336
Short term investments                        4,404      21       --        4,404       4,383

Total investments                        $1,220,454  $5,006  ($8,198)  $1,220,454  $1,223,646
Companys beneficial interest in
 separate accounts                       $   14,970      --       --   $   14,970          --


                                                                                     1995
                                                        GROSS      GROSS     ESTIMATED
                                           CARRYING  UNREALIZED  UNREALIZED    FAIR
AMORTIZED
                                             VALUE     GAINS      LOSSES      VALUE
COST
                                                 (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $  4,307  $   156        --   $  4,307  $  4,151
  Collateralized mortgage obligations     252,148    4,344  $   (237)   252,148   248,041
  Corporate, state, municipalities, and
    political subdivisions                338,101    7,261      (836)   338,101   331,676
                                         --------  -------  ---------  --------  --------

Total debt securities                     594,556   11,761    (1,073)   594,556   583,868
                                         --------  -------  ---------  --------  --------

Mortgage loans                             77,472       --        --     77,472    77,472
Policy loans                               19,125       --        --     19,125    19,125
Short term investments                      7,859       36        --      7,859     7,823
                                         --------  -------  ---------  --------  --------

Total investments                        $699,012  $11,797  $ (1,073)  $699,012  $688,288
                                         ========  =======  =========  ========  ========

As of December 31, 1996, the Company had no impaired investments. The Company did establish a valuation allowance for potential losses on mortgage loans of $88 thousand as of December 31, 1996.


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements


The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                 1996
                                                    ESTIMATED
                                          AMORTIZED   MARKET
                                            COST      VALUE

(in thousands of dollars)
Due after one year through five years    $233,232  $234,493
Due after five years through ten years    283,884   281,155
Due after ten years                        51,630    51,628
Mortgage-backed securities                384,078   382,335

Total                                    $952,824  $949,611

At December 31, 1996, approximately 98.7% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade.
Of the 1.3% non-investment grade debt securities, all are rated as BB+.


Included in debt securities in 1994 and the first five months of 1995 are investments in interest-only mortgage-backed stripped securities (IOs) and similar IOettes. Accounting for investments in "high risk" (interest only) collateralized mortgage obligations (CMOs), is in accordance with the provisions of EITF Nos. 89-4 and 93-18. An effective yield is calculated for each high risk CMO based on the current amortized cost of the investment and the current estimate of future cash flow. The recalculated effective yield is used to record interest income in subsequent periods (the "prospective method"). If the anticipated cash flow for any "high risk" CMO discounted at the comparable risk-free rate is less than the unamortized cost, an impairment loss is recorded and the unamortized cost adjusted. The write-down is treated as a realized loss. Write-downs of $3,341,163 were recorded in 1994. No IOs or IOettes were held by the Company at December 31, 1996 or 1995. The weighted average of the effective yield that was used to accrue interest income in 1994 was 11.88%.

The Company participates in a securities lending program whereby certain securities are loaned to third parties, primarily major brokerage firms. The agreement with a custodian bank facilitating such lending requires a minimum of 102% of the initial market value of the domestic loaned securities to be maintained in a collateral pool. To further minimize the credit risk related to this lending program, the Company monitors the financial condition of the counter parties to these agreements. Securities loaned at December 31, 1996 had market values totaling $16,612,411. Cash, letters of credit, and government securities of $17,251,070 was held by the custodian bank as collateral to secure this agreement. Income on the Companys security lending program in 1996 was immaterial.

No debt securities were non-income producing during the years ended December 31, 1996 and 1995.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

Information related to troubled debt restructurings during 1994 is as follows:

                                                                       THE
PREDECESSOR
                                                    DEBT      MORTGAGE
                                                 SECURITIES    LOANS     TOTAL
                                                   (in thousands of dollars)

Aggregate carrying value at December 31, 1994  $3,306  --  $3,306
Gross interest income included in net income
  during 1994                                     205  --     205
Gross interest income that would have been
  earned during 1994 if there had been no
  restructuring                                   538  --     538


The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses) were as follows:

                                                   THE COMPANY           PREDECESSOR
                                                          7 MONTHS   5 MONTHS
                                                           ENDED      ENDED
                                                 1996     12/31/95   5/31/95    1994
                                                     (in thousands of dollars)

Income on debt securities                         $53,632   $19,629   $ 63,581   $        267,958
Income on equity securities                            --        --        302                645
Income on short-term investments                    2,156     2,778     28,060             11,705
Income on cash on deposit                              --        --         --                316
Income on interest rate swaps                          --        --        377               (244)
Income on policy loans                              1,454       868        624              1,376
Interest on mortgage loans                         13,633     1,444        248              1,162
Income on foreign exchange                             --        --        184               (433)
Income of real estate                                  --        --      1,508              3,278
Income on separate account investments                772        --         (1)                 2
Miscellaneous interest                                133       109        (24)              (853)
                                                            --------  ---------  -----------------

Total investment income                            71,780    24,828     94,859            284,912
                                                                      ---------
Investment expenses                                (1,151)     (640)    (2,373)            (7,296)
                                                  --------  --------  ---------

Net investment income                             $70,629   $24,188   $ 92,486   $        277,616
                                                  ========  ========  =========  =================

Realized capital gains/(losses) were as follows:
  Debt securities                                     469   $ 1,344   $(16,749)  $        (79,300)
  Mortgage loans                                        4        --      1,431             (3,452)
  Equity securities                                    --        --       (423)               (76)
  Real estate                                          --        --       (124)                --
  Short-term investments                               (1)      (20)    (1,933)              (282)
  Other assets                                         --        --        (76)               147
  Interest rate swaps                                  --        --      5,460         -- (18,398)
                                                                      ---------  -----------------

Net realized gains/(losses) on investments        $   472   $ 1,324   $(12,414)  $       (101,361)
                                                  ========  ========  =========  =================


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements



                                                     THE COMPANY           PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95      1994
                                                                                 (In thousands
of dollars)

Unrealized gains/(losses) were as follows:
  Debt securities                                      ($3,213)  $10,688   $(85,410)  $(261,947)
  Short-term investments                                    21        36        879        (594)
  Effects on deferred acquisition costs amortization     1,561        --     39,030     162,190
  Effects on present value of future profits               425    (6,471)        --          --
Unrealized gains/(losses) before income tax             (1,206)    4,253    (45,501)   (100,351)
Unrealized income tax benefit/(expense)                    422    (1,489)    16,664      35,123

Net unrealized gains (losses) on investments             ($784)  $ 2,764   $(28,837)   ($65,228)
                                                                 ========  =========  ==========


        Proceeds from sales of investments in debt securities during 1996 were $223,430,495. Gross gains of $1,158,518 and gross losses of $687,126 were realized on those sales.  Included in these amounts were $28,969 of gross gains realized on the sale of non-investment grade securities.

  Proceeds from sales of investments in debt securities for the Company during
   1995 were $214,811,186, and for the Predecessor were $2,786,998,780. Gross gains of $1,533,501 and gross losses of $190,899 were realized by the Company on its sales. Included in these amounts for the Company are $373,768 of gross gains realized on the sale of non-investment grade securities. The
Predecessor realized gross gains of $9,499,191 and gross losses of $26,249,279 on its sales.  Included in these amounts are $6,367,297  of gross gains and
       $7,607,167 of gross losses realized on the sale of non-investment grade securities.

        Proceeds from sales of investments in debt securities during 1994 were $3,081,863,341. Gross gains of $59,472,808 and gross losses of $136,394,109 were realized on those sales.  Included in these amounts are $6,455,887 of gross gains and $6,692,683 of gross losses realized on the sale of non-investment grade securities.

  Unrealized appreciation/(depreciation) of debt securities for the Company in 1996 and 1995, and the Predecessor in 1995 and 1994 were $(13,900,000),
       $10,688,000, $176,537,000, and $(357,401,000), respectively. Unrealized appreciation/(depreciation)of debt securities is calculated as the change between the cost and market values of debt securities for the years then ended.

 Securities with a book value of approximately $7,032,267 at December 31, 1996 were deposited with government authorities as required by law.

               COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               (a wholly owned subsidiary of Cova Corporation)

                                    Notes to Consolidated Financial Statements

                       (5)  SECURITIES GREATER THAN 10% OF SHAREHOLDERS EQUITY

  As of December 31, 1996 the Company held the following individual securities which exceeded 10% of shareholders equity:


                                 LONG-TERM DEBT                       CARRYING
                                    SECURITIES                           VALUE

Countrywide Mtg. 1993-12 A4  $19,347,536
FNMA Remic Tr 1996-50 A1      19,104,500


As of December 31, 1995 the Company held the following individual securities which exceeded 10% of shareholders equity:

      LONG-TERM DEBT                      CARRYING
        SECURITIES                         VALUE


Countrywide Mtg. 1993-12 A4  $18,726,875
American Airlines             15,080,392


                        (6)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

                                                   FINANCIAL FUTURES CONTRACTS

Futures contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date for a specific price. Gains or losses are realized in daily cash settlements. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities values and interest rates. When future contracts are designated as hedges, additional risks arise due to the possibility that the futures contract will provide an imperfect correlation to the hedged security.

The Company periodically enters into financial futures contracts in order to hedge its short term investment spread risks encountered during occasional periods of unusually large recapture activity. Gains and losses from these anticipatory hedges are applied to the cost basis of the assets acquired with recaptured funds. In 1996, $381,105 in net losses were recorded as basis adjustments to hedged debt securities.

In order to limit its exposure to market fluctuations while it holds temporary seed money investments within the separate account (see note 3), the Company has adopted a hedging policy that involves holdings of futures contracts. As of December 31, 1996, the Company held 35 S&P 500 index futures contracts, 5 5-year T-Note futures contracts and 10 10-year T-Note futures contracts with a total notional face amount of $14,528,750 and a total fair market value of $14,652,969. Collateral requirements set by the Chicago Board of Trade averaged $9,800 per contract at December 31, 1996. At December 31, 1996, the Company recorded as a component of net investment income, $1,639,717 of gross losses from terminated contracts and $406,141 of gross gains from open contracts. In 1996, the Company also recorded, as an offsetting component of net investment income, a net gain of $2,007,720 from market appreciation on the underlying hedged securities within the separate account.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

(7)  POST-RETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation.
  The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1996 and 1995, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1996 CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

(8)  INCOME TAXES

The Company will file a consolidated Federal Income Tax return with its
wholly-owned  subsidiary,  FCLIC.    Amounts payable or recoverable related to
periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods, except for approximately $1.4 million of state income tax recoveries.

Income taxes are recorded in the statements of earnings and directly in certain shareholders equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:


                                                     THE COMPANY           PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95
1994
                                                          (In thousands of dollars)

Statements of income:
  Operating income (excluded realized
    investment gains and losses)               $ 2,493   $  (85)  $ (5,038)  $ (39,511)
  Realized investment gains/(losses)               162      516     (5,026)    (37,489)
                                               --------  -------
  Income tax expense/(benefit) included
    in the statements of income                  2,655      431    (10,064)    (77,000)
Shareholders equity:
  Unrealized gains/(losses) on securities
    available for sale and intangible assets    (1,910)   1,489     18,458     (53,324)
Total income tax expense/(benefit)             $   745   $1,920   $  8,394   $(130,324)

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of COVA Corporation)

Notes to Consolidated Financial Statements


The actual Federal income tax expense differed from the expected tax expense computed by applying the US. Federal statutory rate to income before taxes on income as follows:


                                 THE COMPANY                     PREDECESSOR
                                1996           1995           1995          1994
                                             7 MONTHS       5 MONTHS
                                              (in thousands of dollars)

Computed expected tax expense                     $2,190   35.0%  $129    35.0%  $(13,862)   35.0%  $(76,739)  35.0%
State income taxes, net                               77   1.23     11     3.0       (306)    0.8     (1,552)   0.7
Tax-exempt bond interest                              --     --    (22)   (6.0)      (332)    0.8     (1,208)   0.6
Amortization of intangible assets                    320   5.12    254    69.0         --      --        111   (0.1)
Permanent difference due to derivative  transfer
                                                      --     --     --      --      4,399   (11.1)        --     --
Other                                                 68   1.09     59    16.1         37     (.1)     2,388   (1.1)
Total                                             $2,655  42.44%  $431   117.1%  $(10,064)   25.4%  $(77,000)  35.1%
                                                  ======  ======  =====  ======  =========  ======  =========  =====


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 & 1995 follows:

                                                    1996        1995
                                               (In thousands of dollars)

Deferred tax assets:
PVFP                                      $ 1,639       --
Policy Reserves                            19,237  $ 7,601
Liability for commissions on recapture      6,073    8,868
Tax basis of intangible assets purchased    6,230   13,141
DAC Proxy Tax                               9,032    4,749
Unrealized losses on investments              422       --
Other deferred tax assets                     827    2,860

Total assets                              $43,460  $37,219
                                          -------  -------

Deferred tax liabilities:
PVFP                                      $19,169  $16,774
Unrealized gains on investments                --    1,489
Deferred Acquisition Costs                 10,694    5,316
Other deferred tax liabilities                 60       84

Total liabilities                          29,923   23,663
                                                   -------

Net Deferred Tax Asset                    $13,537  $13,556
                                          =======  =======


COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon expectation of the reversal of existing temporary differences, anticipated future earnings, and consideration of all other available evidence. Accordingly no valuation allowance is established.

(9)  RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations and services agreements with both affiliated and unaffiliated companies. The affiliated companies are Cova Life Management Company (CLMC), a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company, and Conning Asset Management, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Companys ultimate parent, GALIC. The unaffiliated companies are Johnson & Higgins, a New Jersey corporation, and Johnson & Higgins/Kirke Van Orsdel, a Delaware corporation, which provide various services for the Company including underwriting, claims and administrative functions. The affiliated and unaffiliated service providers are reimbursed for the cost of their services and are paid a service fee. Expenses and fees paid to affiliated companies during 1996 and the 7 months of 1995 for the Company were $6,618,303, and $7,139,525, respectively, and the five months of 1995 and the year 1994 for the Predecessor were 6,364,609, and $8,553,028, respectively.

On December 31, 1996 Cova Corporation transferred its ownership of Cova Financial Life Insurance Company (CFLIC), an affiliated life insurer domiciled in the state of California, to the Company. The transfer of ownership was recorded as additional paid in capital and increased Shareholders Equity on the Companys December 31, 1996 Balance Sheet by approximately $16.9 million. This change in direct ownership had no effect on the operations of either the Company or CFLIC as both entities had existed under common management and control prior to the December 31, 1996 transfer. Although CFLICs Balance Sheet is fully consolidated with the Companys December 31, 1996 Balance Sheet, CFLICs 1996 Income Statement and Cash Flow have not been consolidated with the Companys 1996 Income Statement or Cash Flow Statement. However, CFLICs year-end cash balance of $6.7 million is included in the Cash Flow Statement.

(10)  STATUTORY SURPLUS AND DIVIDEND RESTRICTION

Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the non-recognition of financial reinsurance for GAAP reporting, the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities, and an Interest Maintenance Reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, SFAS #115 adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their estimated fair values and shareholders equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with generally accepted accounting principles (GAAP) were as follows:


                                                 1996        1995
                                             (in thousands of dollars)

Statutory Capital and Surplus                 $ 75,354   $ 59,682
Reconciling items:
  GAAP investment valuation reserves               (88)        --
  Statutory Asset Valuation Reserves            17,599     13,378
  Interest Maintenance Reserve                   2,301      1,892
  GAAP investment adjustments to fair value     (3,191)    10,724
  Deferred policy acquisition costs             49,833     14,468
  GAAP basis policy reserves                   (30,202)   (11,233)
  Deferred federal income taxes (net)           13,537     13,556
  Modified coinsurance                              --         --
  Goodwill                                      20,849     23,358
  Present value of future profits               46,389     38,155
  Future purchase price payable                (16,051)   (23,967)
  Other                                         (1,286)    (1,927)

GAAP Shareholders' Equity                     $175,044   $138,086
                                              =========  =========


Statutory net losses for CFSLIC for the years ended December 31, 1996, 1995 and 1994 were $(13,575,788), $(74,012,650), and $(92,952,989), respectively.

The maximum amount of dividends which can be paid by State of Missouri insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory earned surplus or statutory net gain from operations for the preceding year. Accordingly, the maximum dividend permissible during 1997 will be $0.

The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authorized Control Level - RBC were, $92,953,237, and $21,058,220 respectively. This level of adjusted capital qualifies under all tests.

(11)  GUARANTY FUND ASSESSMENTS

The Company participates with all life insurance companies licensed throughout the United States, in associations formed to guarantee benefits to policyholders of insolvent life insurance companies. Under state laws, as a condition for maintaining the Companys authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty associations for insolvencies incurred through 1996, but for which assessments have not yet been determined nor assessed, to a maximum in each state generally of 2% of statutory premiums per annum in the given state. Most states then permit recovery of assessments as a credit against premium or other state taxes over, most commonly, five years.

COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of Cova Corporation)

Notes to Consolidated Financial Statements

At December 31, 1996, the National Organization of Life and Health Guaranty Associations (NOLHGA) distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $12.4 million in future assessments on insolvencies that occurred before December 31, 1996. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded a receivable from Oakre for approximately $12.3 million.

At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments, and may retain the




                                    PART C
                              OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.         Financial Statements
________________________________________________________________________

The following financial statements of the Separate Account are included in Part B hereof:

     1.  Statement of Assets and Liabilities September 30, 1997
         (unaudited).

     2. Statement of Operations for the Nine Months Ended September 30, 1997 (unaudited).

     3. Statement of Changes in Contract Owners Equity for the Nine Months Ended September 30, 1997 (unaudited).

     4. Statement of Changes in Contract Owners Equity for the Year Ended December 31, 1996.

     5. Notes to Unaudited Financial Statements for the Nine Months Ended September 30, 1997.

     6.  Independent Auditors' Report.

     7.  Statement of Assets and Liabilities as of December 31, 1996.

     8.  Statement of Operations for the year ended December 31, 1996.

     9. Statement of Changes in Contract Owners' Equity for the years ended December 31, 1996 and 1995.

     10. Financial Highlights for the five years in the period ended December 31, 1996.

     11. Notes to Financial Statements for the years ended December 31, 1996 and 1995.

The following consolidated financial statements of the Company are included in Part B hereof:

     1.  Independent Auditors' Report.

     2. Consolidated Balance Sheets of the Company as of December 31, 1996 and 1995.

     3. Consolidated Statements of Income for the Company for the years ended December 31, 1996, 1995 and 1994.

     4. Consolidated Statements of Shareholder's Equity for the years ended December 31, 1996, 1995 and 1994.

     5 Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994.

     6.  Notes to Consolidated Financial Statements, December 31,
         1996, 1995 and 1994.

b.         Exhibits
           ---------------------------------------------------------------

       1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.*

       2.  Not Applicable.

       3.(i)  Form of Principal Underwriter's Agreement.
         (ii) Form of Selling Agreement.

       4.(i) Individual Flexible Purchase Payment Deferred Variable Annuity
             Contract.***

         (ii)Death Benefit Rider***

        (iii)Rider - Nursing Home Waiver***

       5.  Application for Variable Annuity.

       6.(i)   Copy of Articles of Incorporation of the Company.***
         (ii)  Copy of the Bylaws of the Company.***

       7.  Not Applicable.

       8.  Form of Fund Participation Agreements.

       9.  Opinion and Consent of Counsel.

      10.  Consent of Independent Accountants.

      11.  Not Applicable.

      12.  Agreement Governing Contribution.**

      13.  Not Applicable.

      14.  Company Organizational Chart.***

      27.  Not Applicable

      *Incorporated by reference to Registrant's initial filing on Form N-4
       (File No. 811-5200) as filed on June 11, 1987.

     **Incorporated by reference to Registrant's Amendment No. 5 (File No. 811-5200) as filed April 2, 1990.

     ***Incorporated by reference to Registrant's Form N-4 (File Nos. 333-34741 and 811-05200) electronically filed on August 29, 1997.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
_______________________________   ____________________________________
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101

Leonard Rubenstein                Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Barber                    Director
13045 Tesson Ferry Road
St. Louis, MO 63128

Jerome P. Darga                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Connie Doern                      Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

Judy M. Drew                      Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Christopher Harden                Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market St.
St. Louis, MO 63101

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Lisa O. Kirchner                  Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

William C. Mair                   Vice President,
One Tower Lane, Suite 3000        Controller and Director
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market St.
St. Louis, MO 63101

Mark E. Reynolds                  Executive Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

Myron H. Sandberg                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Peter L. Witkewiz                 Vice President
1776 West Lakes Pkwy
Des Moines, IA 50266

Kent R. Zimmerman                 Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Frances S. Cook                   Secretary
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

A company organizational chart was filed in Registrant's Form N-4 (File Nos. 333-34741 and 811-05200) filed August 29, 1997 as Exhibit 14 and is incorporated herein by reference.


ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

     (a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

Cova Variable Annuity Account Five
First Cova Variable Annuity Account One
Cova Variable Life Account One
Cova Variable Life Account Five

     (b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

Name and Principal  Positions and Offices
 Business Address   with Underwriter

Judy M. Drew        President, Chief Operations Officer and Director

Lorry J. Stensrud   Director

Patricia E. Gubbe   Vice President and Chief Compliance Officer

William C. Mair     Director

Philip A. Haley     Vice President

Frances S. Cook     Assistant Secretary

Robert A. Miner     Treasurer


     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

Christopher Harden, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 7th day of November, 1997.

                                      COVA VARIABLE ANNUITY ACCOUNT ONE
                                      (Registrant)


                                 By:  COVA FINANCIAL SERVICES LIFE
                                      INSURANCE COMPANY


                                 By:    /s/LORRY J. STENSRUD
                                      ____________________________________



                                      COVA FINANCIAL SERVICES LIFE
                                      INSURANCE COMPANY
                                      Depositor

                                 By:  /s/LORRY J. STENSRUD
                                      ____________________________________



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



----------------------  Chairman of the Board     ------
Richard A. Liddy        and Director               Date

/s/LORRY J. STENSRUD    President and Director    11/7/97
----------------------                            ------
Lorry J. Stensrud                                  Date

----------------------  Director                  ------
Leonard M. Rubenstein                              Date

                        Director
----------------------                            ------
J. Robert Hopson                                   Date

William C. Mair*        Controller and Director   11/7/97/
----------------------                            ------
William C. Mair                                    Date

E. Thomas Hughes, Jr.*  Treasurer and Director    11/7/97
----------------------                            ------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                  11/7/97
----------------------                            ------
Matthew P. McCauley                                Date

John W. Barber*         Director                  11/7/97
----------------------                            ------
John W. Barber                                     Date

/s/ MARK E. REYNOLDS    Director                  11/18/97
----------------------                            ------
Mark E. Reynolds                                   Date




                                  *By: /s/LORRY J. STENSRUD
                                      ____________________________________
                                      Lorry J. Stensrud, Attorney-in-Fact






                              INDEX TO EXHIBITS

EXHIBIT NO.

EX-99.B3(i)   Form of Principal Underwriter's Agreement
EX-99.B3(ii)  Form of Selling Agreement

EX-99.B5      Application for Variable Annuity

EX-99.B8      Form of Fund Participation Agreements

EX-99.B9      Opinion and Consent of Counsel

EX-99.B10     Consent of Independent Auditors


                                   EXHIBITS

                                      TO

              PRE-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-34741)

                                      TO

                                   FORM N-4

                                     FOR

                      COVA VARIABLE ANNUITY ACCOUNT ONE

                COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY